PARK ELECTROCHEMICAL CORP.

2012 ANNUAL REPORT

PARK
ELECTROCHEMICAL
CORP.

Park Electrochemical Corp. is a global advanced materials company which develops and manufactures high-technology digital and RF/microwave printed circuit materials principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials, parts and assemblies for the aerospace markets. Park's core capabilities are in the areas of polymer chemistry formulation and coating technology. The Company's manufacturing facilities are located in Singapore, China, France, Connecticut, Kansas, Arizona and California. The Company also maintains R & D facilities in Arizona, Kansas and Singapore.

NET SALES FROM CONTINUING OPERATIONS
(In Millions)


$300
250
200
150
100
50
0
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12

DILUTED EARNINGS PER SHARE FROM
CONTINUING OPERATIONS BEFORE
SPECIAL ITEMS


$2.00
1.50
1.00
0.50
0
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12

PRE-TAX PROFIT FROM CONTINUING
OPERATIONS BEFORE SPECIAL ITEMS
(In Millions)


$60
40
20
0
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12

RETURN ON STOCKHOLDERS' EQUITY
FROM CONTINUING OPERATIONS BEFORE
SPECIAL ITEMS (Percentage)


15%
10
5
0
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12

EQUITY PER SHARE


$18
15
12
9
6
3
0
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12

CASH DIVIDENDS PER SHARE


$2.00
1.60
1.20
0.80
0.40
0
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12

A Message from the President & Chief Executive Officer

BRIAN E. SHORE, PRESIDENT & CHIEF EXECUTIVE OFFICER



N620BB

Brian E. Shore, with his wife Barbara, in Barrow, Alaska

CONFESSIONS OF A CEO

I turned 60 years old in Barrow, Alaska in November of last year. Having turned 60, I must confess that I was wondering whether some mystical power would come down from above and make things easier for me and for Park. Unfortunately, that has not happened...at least not yet. To the contrary, we continue to push the boulders uphill every day, and the boulders have not gotten any smaller...at least not yet. From my perspective, things have never really come very easy for Park. We have worked hard for everything we have. Nobody ever really gave us anything which I can remember. Maybe "easy" is just not the Park way. Our objective at Park is to build the long-term lasting fundamental value of the company for the benefit of our owners and employees. In my opinion, real value (including shareholder value) is created from people working very hard every day to build things of substance... things which last, rather than from easy answers or quick solutions. That is my view, and I believe I have been clear about it for many years. People may disagree with my view, and, of course, that is their right. But, my responsibility is to be clear and to communicate clearly about our views and operating principles about our business and our business objectives.

20-20 HINDSIGHT ABOUT OUR DECISION TO GO INTO AEROSPACE

Until approximately five years ago, Park was principally a single-dimensional electronics materials business serving the high-end global electronics industry. Then, Park made a decision to make a major commitment to, and to attempt to develop a major presence in, the aerospace industry. That commitment involved a significant investment of Park's financial and human resources into our new aerospace activities. So, with the benefit of 20-20 hindsight, was that the correct decision?

Well, I must tell you that developing a major presence in the aerospace industry has been more difficult and more challenging than we ever expected or imagined. There were days over the last five years when it seemed like just about everything which could go wrong did go wrong to one degree or another. And, yes, we certainly made our share of mistakes. But, we worked through the problems and corrected the mistakes, and we kept going and going and going. We pressed forward and we persevered through all the difficult and challenging days.

The good news is that, in my opinion, the five years of hard work and perseverance have paid off, as I believe Park has now developed a serious presence in the aerospace industry. We still have a long way to go in our aerospace development activities, but I do believe Park has achieved its objective of developing a serious presence in the aerospace industry. As a result, Park is now a multidimensional company with two significant business lines and areas of concentration, meaning, of course, electronics and aerospace, and I believe Park is much better off because of it. We now find ourselves in the down-select process for significant and long-term aerospace programs. In addition, we are engaged in high-level discussions with certain aircraft OEMs relating to strategic joint ventures and partnering arrangements involving significant potential revenues for Park over long periods of time. These significant business opportunities under consideration and discussion may or may not come to fruition for Park, but we are now in a position where such serious opportunities have become realistic possibilities for Park.

So, with the benefit of 20-20 hindsight, was our decision five years ago to make a major commitment to the aerospace industry the correct decision? Although the last five years have been difficult and challenging to say the least, I believe that decision was one of the best decisions we have made for a very, very long time.

Now, we could have taken the easier and safer path of staying with what we knew and not moving into a new and unknown arena, but I believe Park and its owners are much better off because we had the guts and conviction to take on a very difficult challenge for the benefit of the company and its owners. But, of course, taking the easier path is not really the Park way.



Paul O'Neill and John Davis at the secure entrance to Tin City Aircraft Works, Park's composite aircraft parts design R&D group

PARK'S ELECTRONICS ACTIVITIES

During the last year, Park introduced the following new high-speed, low-loss electronics materials products for the high-end electronics infrastructure industry: N4800-20, N4800-20 SI®, N6800-22 and N6800-22 SI®. These products are all designed to feed into the high-speed world's incessant need for faster data processing, faster data transmission and more data storage. I am personally very excited about these new products and their prospects for Park. I also would like to state that I am very pleased with the work our R&D groups in Arizona and Singapore have done in connection with the development of these new products and the work our OEM and Technical Marketing groups have done in connection with the introduction of these new products. I believe Park is quite fortunate to have such dedicated and capable people working in the product development area. Although this may not come as a big surprise to you, we are currently working on the development of the next generation of high-speed, low-loss electronics materials products.



Ron Duquette,
Technical Sales Engineer,
booked first commercial
sale of N4800-20



Mark Zhao,
Technical Sales Engineer,
booked first commercial
sale of N6800-22



Don Burns,
Technical Sales Engineer,
booked first commercial
sale of N6800-22 SI®

Park remains fully committed to the global electronics materials industry, and I believe there continue to be significant opportunities for Park in the high-end of the electronics industry. However, I also believe the global electronics materials industry has become more competitive in the last five years or so, particularly at the high-end of the industry. As a result, we are working in a more challenging environment than we had been in the past. At Park, we are really just fine with that, but I want you to understand the environment in which we are now operating.

FINAL CONFESSIONS

So, at sixty and one half years old, I am still pushing the boulders uphill and things have not gotten any easier... at least not yet. Who knows, maybe they will in the future, but I am not counting on it. Actually, whether things become easier or the boulders get a little smaller, I believe that we who work at Park every day are very fortunate to be associated with a company like Park. I certainly know that I am.

THANK YOU

As always, I would like to take this opportunity to thank you for taking the time to read my letter and the following letters written by George Pinzon, Rachel Hegburg, Carl DiVico and Don Burns of our company.

Thank you for your interest in our company.

Sincerely,

Brian E. Shore

Brian E. Shore
President and Chief Executive Officer

PARK
ELECTROCHEMICAL
CORP.

A Global Advanced Materials Company



LANNEMEZAN, FR
WATERBURY, CT
ZHUHAI, PRC
FULLERTON, CA
MELVILLE, NY
(Parent Company Offices)
TEMPE, AZ*
SINGAPORE*
(Gul Plant and Pioneer Plant)
NEWTON, KS*

*Manufacturing and R&D Facility

Financial Highlights

(In thousands, except per share data)

	Feb. 26, 2012	Feb. 27, 2011	Feb. 28, 2010	March 1, 2009	March 2, 2008
Net sales	**$193,254**	$211,652	$175,686	$200,062	$241,852
Gross profit	**54,742**	69,901	51,602	43,424	62,454
Earnings from continuing operations before income taxes	**27,651**	41,317	28,184	19,009	43,294
Net earnings from continuing operations before special items	**23,150**	33,933	23,204	18,859	34,541
Net earnings	**23,442**	32,621	25,359	35,000	34,679
Diluted earnings per share from continuing operations before special items	**1.11**	1.64	1.13	.92	1.70
Diluted earnings per share from continuing operations	**1.13**	1.58	1.23	.90	1.70
Diluted earnings per share	**1.13**	1.58	1.23	1.71	1.70
Cash dividends per share	**.40**	1.40	.36	.32	1.82
Average common shares outstanding	**20,746**	20,628	20,522	20,441	20,305
Working capital	**290,149**	271,706	261,036	239,645	239,060
Total assets	**365,988**	353,808	343,104	327,579	327,407
Long-term debt	**—**	—	—	—	—
Stockholders' equity	**343,211**	325,308	316,098	295,709	269,172
Equity per share	**16.50**	15.70	15.40	14.45	13.23

In fiscal year 2012, the Company recorded a restructuring charge of $1,250 in connection with the closing of its Park Advanced Composite Materials, Inc. facility, located in Waterbury, Connecticut and other pre-tax income of $1,598 relating to the settlement of certain lawsuits.

In fiscal year 2011, the Company recorded an additional charge of $1,312 in connection with the closure, in January 2009, of its Neltec Europe SAS electronic materials business unit in Mirebeau, France.

In fiscal year 2010, the Company recorded tax benefits of $3,050 for the reduction of certain deferred tax liabilities in Singapore related to a temporary tax incentive for offshore interest repatriation and $945 primarily for a retroactive extension of a development and expansion tax incentive in Singapore and additional tax reserves of $1,188 in the United States.

In fiscal year 2009, the Company recorded pre-tax charges of $5,687 related to the closure of its New England Laminates Co., Inc. electronic materials business unit in Newburgh, New York and the closure of its Neltec Europe SAS business unit in Mirebeau, France and related to a workforce reduction and an asset impairment at its Nelco Products Pte. Ltd. electronic materials and advanced composite materials business unit in Singapore and a pre-tax charge of $570 related to restructurings at certain of its North American and European business units and recognized tax benefits of $1,236 related to these charges and a tax benefit of $4,677 related to the elimination of valuation allowances resulting principally from the closure of the New England Laminates Co., Inc. business unit and recorded a discontinued operations benefit of $16,486 related to the elimination of a liability from discontinued operations of its Dielektra GmbH subsidiary located in Germany.

In fiscal year 2008, the Company recorded an employment termination benefits charge of $1,362 related to a workforce reduction at the Company's business unit in Mirebeau, France and a tax benefit of $1,500 relating to the reduction of tax reserves.

The information in the table above includes all the charges, income, benefits and reserves described in the preceding paragraphs, except net earnings from continuing operations before special items and diluted earnings per share from continuing operations before special items, which do not include such charges, income, benefits and reserves.

Ten Year Statistical Growth Highlights

(In thousands, except per share data)

	Feb. 26, 2012	Feb. 27, 2011	Feb. 28, 2010	Mar. 1, 2009	Mar. 2, 2008	Feb. 25, 2007	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003
Operations										
Net sales	**$193,254**	$211,652	$175,686	$200,062	$241,852	$257,377	$222,251	$211,187	$194,236	$195,578
Cost of sales	**138,512**	141,751	124,084	156,638	179,398	193,270	167,650	167,937	161,536	168,921
Gross profit	**54,742**	69,901	51,602	43,424	62,454	64,107	54,601	43,250	32,700	26,657
Gross profit %	**28.3**	33.0	29.4	21.7	25.8	24.9	24.6	20.5	16.8	13.6
S, G & A	**28,247**	27,917	24,480	24,806	27,159	26,682	25,129	26,960	27,962	27,157
S, G & A %	**14.6**	13.2	14.0	12.4	11.2	10.4	11.3	12.8	14.4	13.9
Earnings (loss) from continuing operations	**25,245**	40,672	27,122	12,361	33,933	36,109	26,303	20,410	29,786	(51,159)
Earnings (loss) from continuing operations %	**13.1**	19.2	15.4	6.2	14.0	14.0	11.8	9.7	15.3	(26.2)
Earnings (loss) from continuing operations before income taxes	**27,651**	41,317	28,184	19,009	43,294	44,142	32,359	23,796	32,744	(47,899)
Net earnings from continuing operations before special items	**23,150**	33,933	23,204	18,859	34,541	35,002	31,620	18,102	7,031	3,589
Net earnings (loss) from continuing operations	**23,442**	32,621	25,359	18,514	34,679	39,791	26,875	21,605	29,909	(43,864)
Net earnings from continuing operations %	**12.1**	15.4	14.4	9.3	14.3	15.5	12.1	10.2	15.4	22.4
Diluted earnings per share from continuing operations before special items	**1.11**	1.64	1.13	.92	1.70	1.72	1.57	.90	.35	.18
Diluted earnings (loss) per share from continuing operations	**1.13**	1.58	1.23	.90	1.70	1.96	1.33	1.08	1.50	(2.23)
Earnings (loss) per share from discontinued operations	**—**	—	—	.81	—	—	—	—	(1.60)	(.35)
Return on stockholders' equity %	**7.0**	10.2	8.3	12.4	12.9	15.1	11.0	8.9	(1.6)	(18.9)

In addition to the charges, income, benefits and reserves described in the paragraphs following the "Financial Highlights" table on the preceding page, the Company recorded a tax benefit of $715 in fiscal year 2007 relating to the recognition of tax credits resulting from operating losses sustained in prior years in France, a pre-tax charge of $1,316 in connection with the termination of a life insurance arrangement with Jerry Shore, the Company's founder and former Chairman, President and Chief Executive Officer, and a tax benefit of $499 relating to such insurance termination charge and recognized tax benefits of $3,500 in fiscal year 2007 relating to the elimination of certain valuation allowances previously established relating to deferred tax assets in the United States and $1,391 relating to the elimination of reserves no longer required as the result of the completion of a tax audit, the Company recognized a tax benefit of $1,512 in fiscal year 2006 relating to the reversal of valuation allowances against deferred tax assets previously recorded in the United States and in fiscal year 2006 recorded a tax charge of $3,088 in connection with the repatriation of approximately $70,000 of accumulated earnings and profits of its business unit in Singapore, a pre-tax asset impairment charge of $2,280 for the write-off of construction costs related to the installation of a treater at the Company's business unit in Mirebeau, France and a pre-tax employment termination benefits charge of $889 related to a workforce reduction at the Company's business unit in Mirebeau, France, the Company recorded a pre-tax gain of $4,745 in fiscal year 2005 as a result of the settlement of an insurance claim for property and business interruption losses sustained by the Company in Singapore in November 2002 and recorded pre-tax charges of $625 in fiscal year 2005 for severance payments resulting from workforce reductions at the Company's North American and European electronic materials business units, and the Company recorded net, pre-tax charges in fiscal year 2003 totaling $50,659 related to the write-down of fixed assets at continuing operations in North America, the closure of its Nelco U.K. business unit and workforce reductions at a North American business unit and a gain of $3,170 related to the sale of its Dielectric Polymers, Inc. subsidiary.

The information in the table above includes all the charges, income, benefits, reserves and gains described in the paragraphs following the "Financial Highlights" table on the preceding page and in the preceding paragraph, except net earnings from continuing operations before special items and diluted earnings per share from continuing operations before special items, which do not include such charges, income, benefits, reserves and gains.

	Feb. 26, 2012	Feb. 27, 2011	Feb. 28, 2010	Mar. 1, 2009	Mar. 2, 2008	Feb. 25, 2007	Feb. 26, 2006	Feb. 27, 2005	Feb. 29, 2004	Mar. 2, 2003
Financial Position										
Current assets	**311,590**	296,959	282,678	263,931	271,039	266,332	253,661	243,662	240,082	210,585
Current liabilities	**21,441**	25,253	21,642	24,286	31,979	32,565	38,727	36,948	42,629	40,311
Working capital	**290,149**	271,706	261,036	239,645	239,060	233,767	214,934	206,714	197,453	170,274
Current ratio	**14.5**	11.8	13.1	10.9	8.5	8.2	6.6	6.6	5.6	5.2
Property, plant and equipment—net	**38,695**	41,292	44,905	48,777	47,188	49,895	54,370	63,251	70,569	90,503
Total assets	**365,988**	353,808	343,104	327,579	327,407	321,922	311,312	307,311	311,070	301,542
Long-term debt	**—**	—	—	—	—	—	—	—	—	—
Stockholders' equity	**343,211**	325,308	316,098	295,709	269,172	264,167	245,423	242,857	243,896	245,701
Total capitalization	**343,211**	325,308	316,098	295,709	269,172	264,167	245,423	242,857	243,896	245,701
Other Data										
Capital expenditures	**3,994**	3,699	3,422	12,224	4,525	4,793	4,293	3,330	4,509	6,168
Depreciation and amortization	**5,891**	6,746	7,057	7,707	8,286	8,992	9,645	10,202	11,978	17,973
Equity per share	**16.50**	15.70	15.40	14.45	13.23	13.08	12.20	12.19	12.33	12.48
Cash dividends per share	**.40**	1.40	.36	.32	1.82	1.32	1.32	1.26	.24	.24
Average number of employees	**613**	613	594	797	906	942	978	1,109	1,150	1,400
Sales per employee	**315**	345	296	251	267	273	227	190	158	120
Average common shares outstanding	**20,746**	20,628	20,522	20,441	20,305	20,175	20,047	19,879	19,754	19,674



Park's New Digital Printed Circuit Materials

Fiscal year 2012 was a busy and exciting year for the OEM Marketing Team. We traveled the world visiting OEMs and printed circuit board fabricators to discuss our new high-speed, low-loss materials, N4800-20, N4800-20 SI®, N6800-22 and N6800-22 SI®. The response to our new materials has been enthusiastic.

The digital printed circuit materials market continues to require more of the materials manufacturers due to the ever increasing demand for speed and reliability. The driving factors for this include:

- The growing infrastructure of developing markets like China, India and Brazil, as well as continued bandwidth escalation in developed markets.
- The need for instant data transfer through Cloud Computing.
- The ability of internet enabled devices beyond PCs and smartphones, such as home appliances and automobiles, to connect to the web, which is creating more demand for bandwidth.
- Televisions and other entertainment devices with internet connection ability and video downloading. This is a phenomenon that is just beginning and will place tremendous pressure for increasing bandwidth.

The requirement for increasing bandwidth is driving the need for materials with ever decreasing loss, causing the least interference with signals which move large amounts of information as quickly as possible. Park's new materials have been developed to meet all of these needs.

HIGH PERFORMANCE MATERIALS AS A PERCENTAGE OF TOTAL WORLDWIDE PRINTED CIRCUIT MATERIALS SALES


80%
60
40
20
0
'05
'06
'07
'08
'09
'10
'11
'12

Our new N4800-20 and N4800-20 SI® materials combine the uniqueness of both electrical and thermal performance to meet the requirements of today's and tomorrow's OEM applications. Along with superior electrical performance, N4800-20 and N4800-20 SI® offer a solution to today's demanding lead-free assembly requirements as well as a reliable solution to sequential lamination design concerns. We have many OEMs that are currently testing these two materials and the results to date have been very favorable. Recently N4800-20 and N4800-20 SI® achieved preliminary UL recognition.

Our new N6800-22 and N6800-22 SI® materials offer very advanced electrical performance to meet the demands of OEMs who need materials with very low loss or ultra low loss electrical properties. These materials are also ideal for today's thermally demanding and very high reliability requirements but can still be manufactured using existing digital printed circuit board manufacturing technology. N6800-22 and N6800-22 SI® have been extensively tested by Park and many OEMs. In many cases, extreme reliability testing was discontinued without achieving failure.

All of Park's digital printed circuit materials are available with new low profile copper offerings, which reduce skin effect on signal integrity without diminishing peel strength. We also offer our products with spread glass to minimize skew effect. These offerings, combined with the global availability of these new materials from Asia and the U.S., allow Park to offer a flexible solution to meet all electronics OEMs' needs.

It is clear that the electronics industry continues to demand more from materials, and we at Park look for all opportunities to provide OEMs and printed circuit board fabricators with materials that will get the job done on today's programs, as well as materials that can be used on new programs that may come to fruition in the next few years. For the upcoming year, the OEM Marketing Team will continue our focus of working with OEMs on their requirements now, and for the future. Working together with Park's technologists, we aim to develop materials solutions for the constantly evolving electronics industry.



George Pinzon
Director of OEM Marketing



Global Trade Events

As a global advanced materials company participating in the electronics and aerospace markets, Park attends numerous trade events all over the world. These events, which are primarily trade shows, provide excellent opportunities for Park to interact with existing and potential customers and suppliers in one location over the course of a few days.

Within the electronics and aerospace markets, there are a wide variety of events, some of which are very specialized. The digital electronic and RF/microwave materials industries are the focus of the electronics events Park attends. Some events within those categories have a broad focus, such as the IPC APEX EXPO, which includes the design, manufacturing and assembly of printed circuit boards. Other events are intended for a specific segment of the electronics industry, such as DesignCon, which focuses on circuit board design.

Park markets its aerospace advanced composite materials, parts and assemblies at events which are equally, if not more, diverse than the electronics industry events, because they include conferences and shows for the aerospace industry as well as the general composites industry. Some aerospace industry events encompass a large segment of the market, like the National Business Aviation Association Annual Meeting and Convention that focuses on business aviation. Others are much more specialized, focusing on areas such as unmanned aircraft systems, helicopters or aircraft interiors. Many of the events Park attends attract an international crowd, which helps Park expand its global presence.

Park's objectives differ depending on the event and Park's level of participation. As an exhibitor, we introduce new products, meet with customers and suppliers, make new contacts and gather information on new developments in the market. With such a variety of objectives, it is important that a diverse staff participates, including Sales, Marketing, R&D, Engineering, Operations and Business Development. It is also important for the staff at Park's booth to have an array of expertise to address the broad range of questions that may be asked by customers, suppliers and others. Many of the visitors we meet have technical backgrounds, so it is crucial that Park's staff is equipped with the knowledge that is necessary to discuss topics in technical terms.

At other shows or conferences, Park's intention may be to gather information, gain knowledge or make new industry contacts. For instance, each year a different group of staff from Park and its business units attends the EAA AirVenture Oshkosh Air Show in Oshkosh, Wisconsin. This week-long show attracts approximately 500,000 visitors and features varied aircraft, including vintage, warbirds, ultralights, homebuilt and some very unique aircraft, such as the WhiteKnightTwo, the aircraft designed to launch the SpaceShipTwo spacecraft into the upper atmosphere. Park's employees visit this show


PARK
ELECTROCHEMICAL
CORP.

Park Electrochemical booth at SAMPE 2012 in Baltimore, Maryland. From left to right are: Mark Carlson, Aaron Small, Carl Weiberg, Carl DiVico, Joseph Milack, Steve Jolly, Rick Price, Jim Hartzell, Marty Choate, Eric Olason, Ron Duquette, Don Burns and Chris Mastrogiacomo.

to be immersed in the aviation culture and to learn as much as possible about aircraft through a direct experience like sitting inside the cockpit of a turbo prop or walking through a business jet. We also have the opportunity to see many examples of Park's products in use. In recent years, we have seen a variety of applications that utilize Park's materials or parts, such as composite floats for amphibious aircraft, composite belly fairings for cargo aircraft and radomes and fairings on several types of aircraft.

As a company that develops and manufactures a broad spectrum of advanced materials for the global electronics and aerospace industries, Park's participation in trade events is vital to generating new business, reinforcing existing business, introducing new products and establishing Park's position in the global market.

Rachel Hegburg

Rachel Hegburg
Marketing Communications Manager



Unmanned Aircraft Systems

An Unmanned Aircraft System ("UAS") is an unmanned aerial vehicle ("UAV") together with its supporting systems. A UAV, also known as a drone, is an aircraft which does not have an onboard human pilot and is controlled independently by a computer system or remotely from the ground or another vehicle. The development of UASs was advanced during the Cold War and Vietnam War eras as a result of increased surveillance requirements. Today, the use of UASs extends to many facets of defense and security operations. The primary missions of UASs include intelligence, surveillance and reconnaissance ("ISR") and target acquisition. UASs are also classified by range, altitude and endurance.

The most fundamental function of an unmanned aircraft is to move to a targeted location, perform a task and return (which is optional at times). Given this basic function, designing an unmanned aircraft with the most


U.S. AIR FORCE

Global Hawk UAV produced with Park's advanced composite materials

efficient and light-weight design is essential. A design with high strength-to-weight ratio is ideal in order to accommodate the payload and to increase the overall endurance of the aircraft. Advanced composite structures are one of the key enabling technologies allowing faster speeds, longer range, quieter operation and increased payloads through composites' unique ability to maximize the strength-to-weight ratio of an aircraft structure. The Global Hawk, an ISR system used by the United States Air Force and Navy, is one example of a UAS which is manufactured with a significant amount of composite materials. Advanced composite materials can typically be about 50% of the weight of UAS vehicles.

Park currently supports a number of UAS programs with its aerospace composite materials, parts and assemblies. Some of Park's advanced composite materials have been qualified for several applications, such as radomes, antennas and wing surfaces, on Global Hawk and Broad Area Maritime Surveillance ("BAMS") platforms. Global Hawk and BAMS are ISR systems which were developed for branches of the United States military. Park has also supported development efforts on Global Hawk by providing a number of key composite structures.



RQ-7B Shadow UAV produced with Park's advanced composite materials

The RQ-7B Shadow is the latest-generation, combat-proven system in the Shadow UAS group and is used by the United States Army and Marine Corps for reconnaissance, surveillance, targeting and assessment. The wings of the RQ-7B Shadow are manufactured with Park's composite materials.

Additionally, Park provides a number of composite materials for the manufacture of aerial target drones, such as the BQM-167A Air Force Subscale Aerial Target ("AFSAT") and Firejet. Park's composite materials are used in the manufacture of the fuselage and wings for these remotely controlled aerial target drones.

As the global UAS market continues to grow and the demand for new UAVs increases, Park hopes to continue its support of the development of these systems with its products.

Carl L. DiVico Jr.
Sales Director and Key Account Manager



Advanced Composite Materials for Rocket Nozzles

Ever since Robert Goddard launched the first modern rocket in 1926, the possibility of space flight has captured the imagination of mankind. Rocket technology made major advancements during World War II with the German V2 rocket program, and accelerated during the Cold War. While much of the initial rapid progress was driven by defense and national security concerns, the available technology has also led to commercial and scientific uses of space, such as communication satellites, global positioning systems, the International Space Station and exploration of our solar system.



Atlas V rocket produced with Park's advanced composite materials

Park's materials play an important part in the development of rockets and the payloads that they propel. For example, Park's digital high performance printed circuit materials are used in electronics within the rockets, in the payloads and in the launch and control systems. Park's advanced composite materials are used in structural applications, as well as in nozzles, for commercial and military rocket and missile programs.



PAC-3 missile produced with Park's advanced composite materials

One of the most critical and unique applications for Park's materials is in the ablative nozzles of rocket motors and engines. (By convention, motors refer to solid propellants and engines to liquid propellants.) Nozzles are the rear portions of the motor or engine that contain and direct the gasses as the propellants burn, expand and provide the required thrust. The conditions that the nozzle materials must survive are extreme. The hot gasses may be flowing past the surface at velocities greater than 7,000 miles per hour, at temperatures above 5000°F. In addition, there are many other physical and mechanical properties that the materials must meet, including the strength to survive the pressures and vibrations and the correct thermal conductivity properties to protect the structures around the combustion chamber. Since few materials can withstand the temperatures and gas flows generated, composite nozzle materials are designed to disintegrate slightly at the hot surface and to carry away heat. This process of erosion is also called ablation, and the materials designed to perform in this environment are called ablatives.

Park supplies a full range of advanced composite materials meeting the extremely high technical requirements for ablative applications for both liquid and solid rocket nozzles. For liquid nozzles, the materials of choice are Park's F-554 and F-557 silica and phenolic resins usually coated on silica fabric. For solid rockets motors, Park supplies F-555 carbon and phenolic resin coated on rayon based carbon cloth. Rayon is an organic fabric derived from tree cellulose. The unique thermal conductivity and strength properties of rayon have led to its use in high performance tires, and it is this material that is being used for our ablative carbon materials.

I had the opportunity earlier this year to accompany one of Park's major customers on a tour of the supply chain for the C2 carbonized rayon fabric which Park obtains from Herakles (formerly Snecma Propulsion Solide), a division of SAFRAN. It was a fascinating learning experience that took us from the incoming paper produced in Florida from tree pulp, conversion of the pulp to rayon yarns in the Czech Republic, weaving of the yarns into cloth in Lyon, France and finally to carbonization of the fabric into C2 in Bordeaux.

This has been a very exciting period for ablative materials and the future looks especially interesting. With the end of the U.S. space shuttle program, and the decision to turn over Low Earth Orbit ("LEO") activities to private enterprise, several companies are vying to develop capabilities to replace the shuttle in launching commercial satellites into LEO and to re-supply and carry astronauts to and from the International Space Station. These include SpaceX's Falcon 9, ULA's Atlas V and ATK's recently announced Liberty program. This has freed NASA to focus on science missions, including interplanetary probes such as the New Horizons program. There are also a number of new "space tourism" ventures, including Virgin Galactic's SpaceShipTwo program. Combine this with defense programs, such as new versions of the Patriot Missile and Standard Missile 3, and you can see that there are many new opportunities for Park's ablative materials.

Being associated with Park's ablative materials has been a wonderful experience. I have had the opportunity to be involved with what is arguably the most technically interesting and glamorous of Man's activities, and I have been able to associate with actual "rocket scientists". I look forward to seeing what new ablative program opportunities will be revealed next!

Don Burns
Technical Sales Engineer

Park Pilot Club









Management's Discussion and Analysis

of Financial Condition and Results of Operations

GENERAL

Park Electrochemical Corp. ("Park" or the "Company") is a global advanced materials company which develops, manufactures, markets and sells high-technology digital and RF/microwave printed circuit materials products principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials, parts and assemblies products for the aerospace markets. Park's core capabilities are in the areas of polymer chemistry formulation and coating technology. The Company's manufacturing facilities are located in Singapore, China, France, Connecticut, Kansas, Arizona and California. The Company also maintains research and development facilities in Arizona, Kansas and Singapore.

The Company's total net sales worldwide declined in the fiscal year ended February 26, 2012 compared to the fiscal year ended February 27, 2011 principally as a result of decreases in net sales of the Company's printed circuit materials products in North America and Asia, following an increase in the Company's total net sales in the fiscal year ended February 27, 2011 compared to the fiscal year ended February 28, 2010 as a result of increases in sales of the Company's printed circuit materials products in North America, Asia and Europe.

The decrease in net sales of the Company's printed circuit materials products in the 2012 fiscal year compared to the prior fiscal year and the increase in net sales of the Company's printed circuit materials products in the 2011 fiscal year compared to the prior fiscal year were both accompanied by increases in sales of the Company's aerospace composite materials, parts and assemblies products compared to the prior fiscal year. The Company's total net sales of its aerospace composite materials, parts and assemblies products increased to $26.5 million in the 2012 fiscal year from $23.3 million in the 2011 fiscal year and comprised 14% and 11%, respectively, of the Company's total net sales worldwide in the 2012 and 2011 fiscal years.

As a result of the decrease in the Company's total net sales in the 2012 fiscal year compared to the 2011 fiscal year, the Company's earnings from operations in the 2012 fiscal year were lower than in the 2011 fiscal year as the Company's gross profit margin, measured as a percentage of sales, declined to 28.3% in the 2012 fiscal year compared to 33.0% in the 2011 fiscal year. The Company's earnings from operations in the 2012 fiscal year were also adversely affected by the additional, and in some instances duplicative, costs associated with transferring aerospace composite materials, parts and assemblies manufacturing from the Company's Park Advanced Composite Materials, Inc. ("PACM") business unit in Waterbury, Connecticut and Park Aerospace Structures Corp. ("PASC") business unit in Lynnwood, Washington to the Company's Park Aerospace Technologies Corp. ("PATC") business unit in Newton, Kansas, higher utility costs and the Company's donation to The Japanese Red Cross Society after the March 2011 earthquake in Japan. Such negative factors were only partially offset by the benefits from the higher percentage of sales of higher margin, high performance printed circuit materials products in the 2012 fiscal year than in the 2011 fiscal year and by lower legal fees and expenses in the 2012 fiscal year than in the 2011 fiscal year.

The Company's earnings from operations and net earnings in the 2012 fiscal year were also reduced by the pre-tax charge of $1.3 million recorded by the Company in the 2012 fiscal year fourth quarter in connection with the closing of its PACM business unit located in Waterbury, Connecticut.

In the 2012 fiscal year second quarter, the Company recognized a pre-tax gain of $1.6 million resulting from the settlement of a lawsuit for an insurance claim for business interruption at the Company's Neltec, Inc. business unit in Tempe, Arizona in the 2003 fiscal year caused by the explosion and resulting destruction of a treater at the Company's business unit in Singapore and the settlement of a lawsuit pertaining to defective equipment purchased by the Company's PATC business unit in Newton, Kansas.

The Company's net earnings in the 2012 fiscal year were lower than in the 2011 fiscal year primarily as a result of the lower earnings from operations in the 2012 fiscal year than in the 2011 fiscal year, which were only partially offset by the litigation settlement gain, described above, realized by the Company in the 2012 fiscal year and the lower income tax provision in the 2012 fiscal year than in the 2011 fiscal year.

The increase in the Company's total net sales in the 2011 fiscal year compared to the 2010 fiscal year resulted in higher earnings from operations in the 2011 fiscal year than in the 2010 fiscal year, as the Company's gross profit margin, measured as a percentage of sales, improved to 33.0% in the 2011 fiscal year compared to 29.4% in the 2010 fiscal year. The Company's operating and earnings performance during the 2011 fiscal year also benefited from the higher percentage of sales of higher margin, high performance printed circuit materials during the 2011 fiscal year. However, the Company's operating and earnings performances were adversely affected by losses incurred at the Company's PATC business unit in Newton, Kansas in the 2011 fiscal year as well as in the 2010 fiscal year.

The Company's earnings from operations in the 2011 fiscal year were also reduced by the pre-tax charge of $1.3 million recorded by the Company in the three-month period ended November 28, 2010 related to the closure, in January of 2009, of the operations of Neltec Europe SAS, the Company's digital electronic materials business unit located in Mirebeau, France.

The Company's net earnings in the 2011 fiscal year were substantially higher than its net earnings in the 2010 fiscal year as a result of the Company's strong operating performance in the 2011 fiscal year and despite the aforementioned $1.3 million charge and despite the higher income tax provision in the 2011 fiscal year than in the 2010 fiscal year.

The Company's net earnings for the 2010 fiscal year were impacted by a tax benefit of $3.1 million for the reduction of certain deferred tax liabilities in Singapore related to a temporary tax incentive for offshore interest repatriation and by a charge of $1.2 million of additional tax reserves in the United States, both recorded in the fourth quarter of the 2010 fiscal year. Such earnings were also impacted by a $0.9 million tax benefit primarily for a retroactive extension of a development and expansion tax incentive in Singapore, recorded in the third quarter of the 2010 fiscal year.

The markets in North America, Asia and Europe for the Company's printed circuit materials products strengthened in the 2010 fiscal year third and fourth quarters after prevailing weakness in the 2010 fiscal year first and second quarters, and such strength continued in the 2011 fiscal year but dissipated in the 2012 fiscal year.

The markets for the Company's advanced composite materials, parts and assemblies products were weak during the 2010 fiscal year but showed some small signs of improvement during the 2011 and 2012 fiscal years.

The global markets for the Company's printed circuit materials products continue to be very difficult to forecast, and it is not clear to the Company what the condition of the global markets for the Company's printed circuit materials products will be in the 2013 fiscal year. Further, the Company is not able to predict the impact the current global economic and financial conditions will have on the markets for its aerospace composite materials, parts and assemblies products in the 2013 fiscal year.

In the 2012 fiscal year third quarter, the Company completed a major expansion of its aerospace composite materials development and manufacturing facility in Kansas in order to manufacture aerospace composite parts and assemblies. The expansion includes approximately 37,000 square feet of manufacturing and storage space, and the Company spent approximately $5 million on the facility expansion and equipment.

While the Company continues to invest in its business, it also has made adjustments to certain of its operations, which resulted in workforce reductions and plant closures.

In the 2012 fiscal year fourth quarter, the Company announced that its PACM facility, located in Waterbury, Connecticut, would be closing its operations after the completion of the transfer of PACM's aerospace composite materials manufacturing activities to the Company's PATC facility located at the Newton, Kansas Airport. The Company expects such transfer to be completed in the second quarter of the 2013 fiscal year.

Such transfer of aerospace composite materials manufacturing activities from the Company's PACM facility to its PATC facility, together with the transfer of aerospace composite parts and assemblies manufacturing activities from the Company's PASC facility in Lynnwood, Washington to its PATC facility, which was completed in the 2012 fiscal year fourth quarter, will complete the Company's plan to concentrate and consolidate all of its North American aerospace composite materials, parts and assemblies manufacturing, development and design activities at its PATC facility. The completion of the consolidation of the Company's aerospace composite materials, parts and assemblies manufacturing activities will eliminate the additional, and in some cases duplicative, costs which the Company has incurred in connection with the start-up of PATC and the transfer of such manufacturing activities from PACM and PASC to PATC.

In the 2012 fiscal year fourth quarter, the Company reported that, as the result of this closure, it expected to record total pre-tax restructuring charges of approximately $3 million and that it expected to record approximately half of such charges in the 2012 fiscal year fourth quarter and to record the balance of such charges during the 2013 fiscal year; and the Company stated that after the closure is completed, the PACM business operations will have no further impact on the consolidated financial condition or results of operations of the Company. The Company recorded a pre-tax charge of $1.3 million in the 2012 fiscal year fourth quarter in connection with such closure and now expects to record a pre-tax charge of $1.3 million during the 2013 fiscal year and no further charge in connection with such closure.

The Company recorded a pre-tax charge of $1.3 million in the 2011 fiscal year related to the closure, in January of 2009, of the operations of Neltec Europe SAS, the Company's printed circuit materials business unit located in Mirebeau, France. The Company previously recorded a pre-tax charge of $4.1 million in connection with such closure in the fiscal year ended March 1, 2009. The additional charge in the 2011 fiscal year was based on updated estimates of the total costs to complete the closure of the Neltec Europe SAS business unit as a result of additional information regarding such costs, including recent developments relating to certain employment litigation initiated in France after the closure and other expenses in excess of the original estimates. The closure of Neltec Europe SAS in January of 2009 was a major component of restructurings of the operations of the Company's Neltec Europe SAS and Neltec SA business units in the 2009 fiscal year in response to the continuing serious erosion of the markets for printed circuit materials in Europe and the continuing migration of such markets to Asia.

FISCAL YEAR 2012 COMPARED WITH FISCAL YEAR 2011

The Company's total net sales worldwide decreased in the fiscal year ended February 26, 2012 compared to the fiscal year ended February 27, 2011 principally as a result of decreases in net sales of the Company's printed circuit materials products in North America and Asia, which were only partially offset by a small increase in net sales of such products in Europe and by an increase in net sales of the Company's aerospace composite materials, parts and assemblies products.

The Company's gross profit and its gross profit margin declined in the 2012 fiscal year compared to the 2011 fiscal year. The gross profit margin declined to 28.3% in the 2012 fiscal year compared to 33.0% in the 2011 fiscal year primarily as a result of the decline in sales, increased utility costs, additional, and in some instances duplicative, costs associated with the consolidation of all of the Company's North American aerospace composite materials, parts and assemblies manufacturing, development and design activities at its PATC business unit in Newton, Kansas, and the partially fixed nature of the Company's overhead costs. Such factors were only partially offset by the benefits from the higher percentage of sales of higher margin, high performance printed circuit materials products in the 2012 fiscal year than in the 2011 fiscal year.

The Company's earnings from operations in the 2012 fiscal year were adversely affected by the aforementioned lower gross profit margins, by higher selling, general and administrative expenses in such year compared to the prior year and by the aforementioned $1.3 million charge in connection with the closure of PACM and were lower than the Company's earnings from operations in such prior year. The Company's earnings from operations in the prior year were adversely affected by the pre-tax charge of $1.3 million recorded by the Company in such year related to the closure, in January of 2009, of the operations of Neltec Europe SAS, the Company's printed circuit materials business unit located in Mirebeau, France.

Although the Company's net earnings in the 2012 fiscal year benefited from a significantly lower income tax provision than in the prior year and from the gain resulting from the settlements of two lawsuits, such net earnings were adversely affected by the lower earnings from operations and, consequently, were lower than the Company's net earnings in the 2011 fiscal year. The Company's higher net earnings in the 2011 fiscal year were the result of the higher earnings from operations despite the adverse effects of the charge related to the 2009 closure of Neltec Europe SAS and the higher income tax provision in the 2011 fiscal year than in the 2010 fiscal year.

The Company's earnings from operations and net earnings in both the 2012 and 2011 fiscal years were reduced by losses incurred at the Company's PATC business unit in Newton, Kansas.

Results of Operations

The Company's total net sales worldwide for the fiscal year ended February 26, 2012 decreased 9% to $193.3 million from $211.7 million for the fiscal year ended February 27, 2011. The decrease in net sales was the result of lower unit volumes of printed circuit materials products shipped by the Company's operations in North America and Asia.

The decrease in total net sales in the 2012 fiscal year was the result of lower sales of printed circuit materials products sold by the Company's operations in North America and Asia only partially offset by higher sales of such products sold by the Company's operations in Europe and higher sales of aerospace composite materials, parts and assemblies sold by the Company's operations in North America, Asia and Europe. The Company's total net sales of its aerospace composite materials, parts and assemblies products increased to $26.5 million in the 2012 fiscal year from $23.3 million in the 2011 fiscal year and comprised 14% and 11%, respectively, of the Company's total net sales worldwide in the 2012 and 2011 fiscal years.

The Company's foreign sales were $107.3 million, or 55% of the Company's total net sales worldwide, during the 2012 fiscal year, compared to $112.8 million of sales, or 53% of total net sales worldwide, during the 2011 fiscal year and 50% and 48%, respectively, of total net sales worldwide during the 2010 and 2009 fiscal years. The Company's foreign sales during the 2012 fiscal year declined 5% from the 2011 fiscal year primarily as a result of decreases in sales in Asia.

For the fiscal year ended February 26, 2012, the Company's sales in North America, Asia and Europe were 44%, 43% and 13%, respectively, of the Company's total net sales worldwide compared to 47%, 43% and 10%, respectively, for the fiscal year ended February 27, 2011. The Company's sales in North America decreased 13%, its sales in Asia decreased 9% and its sales in Europe increased 11% in the 2012 fiscal year compared to the 2011 fiscal year.

The Company's gross profit in the 2012 fiscal year was lower than its gross profit in the prior fiscal year, and the overall gross profit as a percentage of net sales for the Company's worldwide operations declined to 28.3% in the 2012 fiscal year compared to 33.0% in the 2011 fiscal year. The decrease in the gross profit margin was attributable to the lower total net sales in the 2012 fiscal year and the higher cost of sales relative to total sales in such year than in the prior year. Such factors were only partially offset by the higher percentage of sales of higher margin, high performance printed circuit materials products in the 2012 fiscal year than in the 2011 fiscal year.

During the fiscal year ended February 26, 2012, 79% of the Company's total net sales worldwide of printed circuit materials consisted of high performance printed circuit materials, compared to 74% for the 2011 fiscal year.

The Company's high performance printed circuit materials (non-FR4 printed circuit materials) include high-speed, low-loss materials for digital and RF/microwave applications requiring lead-free compatibility and high bandwidth signal integrity, bismalimide triazine ("BT") materials, polyimides for applications that demand extremely high thermal performance and reliability, cyanate esters, quartz reinforced materials, and polytetrafluoroethylene ("PTFE") and modified epoxy materials for RF/microwave systems that operate at frequencies up to 77GHz.

The Company's cost of sales decreased by 2% in the 2012 fiscal year from the 2011 fiscal year as a result of lower sales and lower production volumes in the 2012 fiscal year than in the 2011 fiscal year, but the Company's cost of sales as a percentage of net sales increased to 71.7% in the 2012 fiscal year from 67.0% in the 2011 fiscal year resulting in a gross profit margin decline from 33.0% to 28.3%. The Company's cost of sales in the 2012 fiscal year was inflated by increased utility costs and additional, and in some instances duplicative, costs associated with the consolidation of all of the Company's North American aerospace composite materials, parts and assemblies manufacturing, development and design activities at its PATC business unit.

Selling, general and administrative expenses increased by $0.3 million, or by 1%, during the 2012 fiscal year compared to the 2011 fiscal year, and these expenses, measured as percentages of sales, were 14.6% during the 2012 fiscal year compared to 13.2% during the 2011 fiscal year. Such expenses in the 2012 fiscal year were impacted by additional, and in some instances duplicative, expenses associated with the consolidation of all of the Company's

North American aerospace composite materials, parts and assemblies manufacturing, development and design activities at its PATC business unit and a donation to The Japanese Red Cross Society in the 2012 fiscal year. Selling, general and administrative expenses included $0.8 million for the 2012 fiscal year for stock option expenses compared to $1.0 million for the 2011 fiscal year.

The Company's earnings from operations in both the 2012 and 2011 fiscal years were reduced by losses incurred at the Company's PATC business unit.

In the 2012 fiscal year fourth quarter, the Company recorded a pre-tax charge of $1.3 million in connection with the closing of its PACM facility, located in Waterbury, Connecticut.

In the 2011 fiscal year third quarter, the Company recorded a pre-tax charge of $1.3 million related to the closure, in January of 2009, of the operations of Neltec Europe SAS, the Company's printed circuit materials business unit located in Mirebeau, France.

For the reasons set forth above, the Company's earnings from operations for the 2012 fiscal year were $25.2 million, including the $1.3 million charge related to the closing of PACM, compared to earnings from operations for the 2011 fiscal year of $40.7 million, including the $1.3 million charge related to the closure of Neltec Europe SAS in January of 2009.

Interest and other income, net, increased 25% to $0.8 million for the 2012 fiscal year from $0.6 million for the 2011 fiscal year. In addition, the Company recognized a pre-tax gain of $1.6 million in the 2012 fiscal year second quarter resulting from the aforementioned settlements of a lawsuit for a business interruption insurance claim and a lawsuit pertaining to defective equipment. During the 2012 and 2011 fiscal years, the Company earned interest income principally from its investments, which were primarily in short-term instruments and money market funds. The Company incurred no interest expense during the 2012 or 2011 fiscal years. See "Liquidity and Capital Resources" elsewhere in this Discussion.

The Company's effective income tax rate was 15.2% for the 2012 fiscal year compared to 21.0% for the 2011 fiscal year. The lower effective income tax rate for the 2012 fiscal year than for the 2011 fiscal year was primarily the result of lower portions of taxable income in jurisdictions with higher income tax rates. There was no tax benefit associated with the $1.3 million charge related to the 2009 closure of Neltec Europe SAS described above.

The Company's net earnings for the 2012 fiscal year were $23.4 million, including the $1.3 million charge related to the closing of PACM and the $1.6 million pre-tax gain resulting from the settlements of the lawsuits described above, compared to net earnings for the 2011 fiscal year of $32.6 million, including the $1.3 million charge related to the closure of Neltec Europe SAS in January of 2009 described above. The net impact of the charge described above in the 2012 fiscal year was to reduce net earnings by $0.8 million in the 2012 fiscal year, and the impact, net of tax, of the pre-tax gain resulting from the settlements of the lawsuits described above was to increase net earnings by $1.1 million in the 2012 fiscal year. The net impact of the charge described above in the 2011 fiscal year was to reduce net earnings by $1.3 million for the 2011 fiscal year.

Basic and diluted earnings per share for the 2012 fiscal year were $1.13 per share, including the charge related to the closing of PACM described above and the pre-tax gain resulting from the settlements of the lawsuits described above, compared to basic and diluted earnings per share of $1.58 for the 2011 fiscal year, including the charge related to the 2009 closure of Neltec Europe SAS described above. The net impact of the charge described above was to reduce basic and diluted earnings per share by $0.04 in the 2012 fiscal year, and the impact, net of tax, of the pre-tax gain resulting from the settlements of the lawsuits described above was to increase basic and diluted earnings per share by $0.05 in the 2012 fiscal year. The net impact of the charge described above was to reduce basic earnings per share by $0.07 and to reduce diluted earnings per share by $0.06 for the 2011 fiscal year.

FISCAL YEAR 2011 COMPARED WITH FISCAL YEAR 2010

The Company's total net sales worldwide increased in the fiscal year ended February 27, 2011 compared to the fiscal year ended February 28, 2010 principally as a result of increases in net sales of the Company's printed circuit materials products in North America, Asia and Europe. The Company's net sales of its advanced composite materials, parts and assemblies products in the 2011 fiscal year were almost unchanged from the levels in the 2010 fiscal year.

The Company's gross profit and its gross profit margin improved in the 2011 fiscal year compared to the 2010 fiscal year. The gross profit margin improved to 33.0% in the 2011 fiscal year compared to 29.4% in the 2010 fiscal year as a result of operating efficiencies resulting from the higher total net sales in the 2011 fiscal year and as a result of a higher percentage of sales of higher margin, high performance printed circuit materials products in the 2011 fiscal year.

The Company's earnings from operations in the 2011 fiscal year were adversely affected by the pre-tax charge of $1.3 million recorded by the Company in the three-month period ended November 28, 2010 related to the closure, in January of 2009, of the operations of Neltec Europe SAS, the Company's printed circuit materials business unit located in Mirebeau, France, and the Company's net earnings in the 2011 fiscal year were adversely affected by such charge and by the higher income tax provision in the 2011 fiscal year than in the 2010 fiscal year.

The Company's net earnings for the 2010 fiscal year were impacted by a tax benefit of $3.1 million for the reduction of certain deferred tax liabilities in Singapore related to a temporary tax incentive for offshore interest repatriation and by a charge of $1.2 million for additional tax reserves in the United States, both recorded in the fourth quarter of the 2010 fiscal year. Such earnings were also impacted by a $0.9 million tax benefit primarily for a retroactive extension of a development and expansion tax incentive in Singapore, recorded in the third quarter of the 2010 fiscal year.

The Company's earnings from operations and net earnings in both the 2011 and 2010 fiscal years were reduced by losses incurred at the Company's PATC business unit.

Results of Operations

The Company's total net sales worldwide for the fiscal year ended February 27, 2011 increased 20% to $211.7 million from $175.7 million for the fiscal year ended February 28, 2010. The increase in net sales was the result of higher unit volumes of printed circuit materials products shipped by the Company's operations in North America, Asia and Europe. Total net sales of the Company's advanced composite materials, parts and assemblies products increased to $23.3 million in the 2011 fiscal year from $23.2 million in the 2010 fiscal year and comprised 11% and 13%, respectively, of the Company's total net sales worldwide in the 2011 and 2010 fiscal years.

The Company's foreign sales were $112.8 million, or 53% of the Company's total net sales worldwide, during the 2011 fiscal year, compared to $88.3 million of sales, or 50% of total net sales worldwide, during the 2010 fiscal year and 48% of total net sales worldwide during the 2009 fiscal year. The Company's foreign sales during the 2011 fiscal year increased 28% from the 2010 fiscal year primarily as a result of increases in sales in Europe and Asia.

For the fiscal year ended February 27, 2011, the Company's sales in North America, Asia and Europe were 47%, 43% and 10%, respectively, of the Company's total net sales worldwide compared to 50%, 40% and 10%, respectively, for the fiscal year ended February 28, 2010. The Company's sales in North America increased 18%, its sales in Asia increased 41% and its sales in Europe increased 32% in the 2011 fiscal year compared to the 2010 fiscal year.

The gross profit as a percentage of net sales for the Company's worldwide operations improved to 33.0% during the 2011 fiscal year compared to 29.4% during the 2010 fiscal year. The improvement in the gross profit margin was attributable primarily to operating efficiencies resulting from the higher total net sales in the 2011 fiscal year as well as to the higher percentage of sales of higher margin, high performance printed circuit materials products in the 2011 fiscal year.

During the fiscal year ended February 27, 2011, 74% of the Company's total net sales worldwide of printed circuit materials consisted of high performance printed circuit materials, compared to 68% for the 2010 fiscal year.

The Company's cost of sales increased by 14% in the 2011 fiscal year from the 2010 fiscal year as a result of higher sales and higher production volumes in the 2011 fiscal year than in the 2010 fiscal year, but the Company's cost of sales as a percentage of net sales decreased to 67.0% in the 2011 fiscal year from 70.6% in the 2010 fiscal year resulting in a gross profit margin increase from 29.4% to 33.0%, which was attributable to operating efficiencies resulting from the higher total net sales in the 2011 fiscal year as well as to the higher percentage of sales of higher margin, high performance printed circuit materials products in the 2011 fiscal year than in the 2010 fiscal year.

Selling, general and administrative expenses increased by $3.4 million, or by 14%, during the 2011 fiscal year compared to the 2010 fiscal year, but these expenses, measured as a percentage of sales, were 13.2% during the 2011 fiscal year compared to 14.0% during the 2010 fiscal year. The increase in such expenses in the

2011 fiscal year was attributable primarily to increases in freight costs and commissions, which vary with shipments, and increases in legal fees and expenses. Selling, general and administrative expenses included $1.0 million for the 2011 fiscal year for stock option expenses compared to $1.1 million for the 2010 fiscal year.

The Company's earnings from operations in both the 2011 and 2010 fiscal years were reduced by losses incurred at the Company's PATC business unit.

In the 2011 fiscal year third quarter, the Company recorded a pre-tax charge of $1.3 million related to the closure, in January of 2009, of the operations of Neltec Europe SAS, the Company's printed circuit materials business unit located in Mirebeau, France.

For the reasons set forth above, the Company's earnings from operations for the 2011 fiscal year were $40.7 million, including the $1.3 million charge related to the closure of Neltec Europe SAS in January of 2009, compared to earnings from operations for the 2010 fiscal year of $27.1 million.

Interest and other income, net, principally investment income, declined 39% to $0.6 million for the 2011 fiscal year from $1.1 million for the 2010 fiscal year. The decline in investment income was attributable primarily to lower prevailing interest rates, partially offset by higher levels of cash available for investment, during the 2011 fiscal year than during the 2010 fiscal year. The Company's investments were primarily in short-term instruments and money market funds. The Company incurred no interest expense during the 2011 or 2010 fiscal years. See "Liquidity and Capital Resources" elsewhere in this Discussion.

The Company's effective income tax rate was 21.0% for the 2011 fiscal year compared to 10.0% for the 2010 fiscal year. The Company's effective income tax rate for the 2010 fiscal year was impacted by a tax benefit of $3.1 million for the reduction of certain deferred tax liabilities in Singapore related to a temporary tax incentive for offshore interest repatriation and by a charge of $1.2 million for additional tax reserves in the United States, both recorded in the fourth quarter of the 2010 fiscal year. Such effective tax rate was also impacted by a $0.9 million tax benefit primarily for a retroactive extension of a development and expansion tax incentive in Singapore, recorded in the third quarter of the 2010 fiscal year. Such tax benefits and charge reduced the effective income tax rate by 10.0 percentage points in the 2010 fiscal year.

The Company's net earnings for the 2011 fiscal year, including the $1.3 million charge described above, were $32.6 million compared to net earnings for the 2010 fiscal year, including the tax benefits and charge described above, of $25.4 million. The net impact of the charge described above was to reduce net earnings by $1.3 million for the 2011 fiscal year, and the net impact of the tax benefits and charge described above was to increase net earnings by $2.2 million for the 2010 fiscal year.

Basic and diluted earnings per share, including the charge described above, were $1.58 for the 2011 fiscal year compared to basic and diluted earnings per share of $1.24 and $1.23, respectively, including the tax benefits and charge described above, for the 2010 fiscal year. The net impact of the charge described above was to reduce basic earnings per share by $0.07 and to reduce diluted earnings per share by $0.06 for the 2011 fiscal year, and the net impact of the tax benefits and charge described above was to increase basic and diluted earnings per share by $0.10 for the 2010 fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

At February 26, 2012, the Company's cash and marketable securities were $268.8 million compared to $250.4 million at February 27, 2011, the end of the Company's 2011 fiscal year. Of that $268.8 million, approximately $198.0 million was owned by certain of the Company's wholly owned foreign subsidiaries. It is the Company's practice and intent to reinvest such cash owned by its foreign subsidiaries in the operations of its foreign subsidiaries or in other foreign activities.

The Company's working capital (which includes cash and marketable securities) was $290.1 million at February 26, 2012 compared to $271.7 million at February 27, 2011. The increase in working capital at February 26, 2012 compared to February 27, 2011 was due principally to the increase in cash and marketable securities, an increase in inventories and decreases in accounts payable, accrued liabilities and income taxes payable partially offset by decreases in accounts receivable and other current assets.

The change in cash and marketable securities at February 26, 2012 compared to February 27, 2011 was the result of cash provided by operating activities and a number of additional factors, including the following. Inventories increased 23% at February 26, 2012 compared to February 27, 2011 primarily due to increases in the quantities of raw materials and finished goods inventories. Accounts payable decreased by 15% at February 26, 2012 compared to February 27, 2011 primarily as a result of lower sales and production volumes in the 2012 fiscal year fourth quarter compared to such volumes in the 2011 fiscal year fourth quarter. Accrued liabilities were 7% lower at February 26, 2012 than at February 27, 2011 due primarily to lower employee benefits. Income taxes payable declined 28% at February 26, 2012 compared to February 27, 2011 primarily due to lower taxable income and payments in the 2012 fiscal year, including payment of the Federal tax assessment relating to the Internal Revenue Services' examination of the Company's tax returns for the 2006, 2007 and 2008 fiscal years, in excess of the 2012 fiscal year income tax provision. Accounts receivable were 21% lower at February 26, 2012 than at February 27, 2011 as a result of lower sales volumes in the 2012 fiscal year fourth quarter than in the 2011 fiscal year fourth quarter. Other current assets were 9% lower at February 26, 2012 than at February 27, 2011 primarily as a result of reductions in value added taxes receivable and lower interest receivable. In addition, as described below, the Company paid $8.3 million in cash dividends during the 2012 fiscal year.

The Company's current ratio (the ratio of current assets to current liabilities) was 14.5 to 1 at February 26, 2012 compared with 11.8 to 1 at February 27, 2011.

During the 2012 fiscal year, net earnings from the Company's operations, before depreciation and amortization and stock-based compensation, of $30.1 million, increased by a net reduction in working capital items, resulted in $31.4 million of cash provided by operating activities. During such year, the Company expended a net amount of $4.0 million for the purchase of property, plant and equipment, primarily for the installation of an additional advanced, high-speed treater at the Company's printed circuit materials manufacturing facility in Singapore and the purchase of equipment for the Company's aerospace development and manufacturing facility in Newton, Kansas, and expended $1.1 million as additional payment for the acquisition of substantially all the assets and business of Nova Composites, Inc., compared to a net amount of $2.8 million during the 2011 fiscal year for the purchase of property, plant and equipment, primarily for the expansion of the Company's facility in Newton, Kansas, and $1.1 million as an additional payment for the acquisition of substantially all the assets and business of Nova Composites, Inc. In addition, the Company paid $8.3 million in cash dividends on its common stock in the 2012 fiscal year, compared to $28.9 million in the 2011 fiscal year, including a special cash dividend of $20.7 million paid in the 2011 fiscal year fourth quarter. During the 2011 fiscal year, net earnings from the Company's operations and a net increase in working capital items resulted in $42.7 million of cash provided by operating activities.

Net expenditures for property, plant and equipment were $4.0 million, $2.8 million and $3.4 million in the 2012, 2011 and 2010 fiscal years, respectively.

In the first quarter of the Company's 2009 fiscal year, the Company's wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc., a manufacturer of aircraft composite parts and assemblies and the tooling for such parts and assemblies, located in Lynnwood, Washington, for a cash purchase price of $4.5 million paid at the closing of the acquisition and up to an additional $5.5 million payable over five years depending on the achievement of specified earn-out objectives. The Company paid an additional $1.0 million for such acquisition in the 2010 fiscal year second quarter, an additional $1.1 million in the 2011 fiscal year first quarter and an additional $1.1 million in the 2012 fiscal year first quarter, leaving up to an additional $2.2 million payable over two years, as of February 26, 2012, depending on the achievement of the earn-out objectives.

During the 2010 fiscal year, the Company expended approximately $1.1 million for equipment for its aerospace composite materials development and manufacturing facility in Newton, Kansas and approximately $1.1 million for the construction of an expansion of such facility to produce aerospace composite parts and assemblies. During the 2011 fiscal year, the Company expended approximately $0.3 million for equipment for such facility, approximately $1.3 million for the construction of such expansion and approximately $0.6 million for equipment for such expanded facility. During the 2012 fiscal year, the Company expended approximately $1.5 million for equipment for such expanded facility.

At February 26, 2012 and February 27, 2011, the Company had no long-term debt.

The Company believes its financial resources will be sufficient, for the foreseeable future, to provide for continued investment in working capital and property, plant and equipment and for general corporate purposes.

Such resources would also be available for purchases of the Company's common stock, appropriate acquisitions and other expansions of the Company's business.

The Company is not aware of any circumstances or events that are reasonably likely to occur that could materially affect its liquidity.

The Company's contractual obligations and other commercial commitments to make future payments under contracts, such as lease agreements, consist only of the operating lease commitments, commitments to purchase equipment for the Company's printed circuit materials manufacturing facility in Singapore and to purchase equipment for the expansion of the Company's aerospace development and manufacturing facility described in Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this Report and the Company's obligation to pay up to an additional $2.2 million over two years in connection with the acquisition of the assets and business of Nova Composites, Inc., described above. The Company has no long-term debt, capital lease obligations, unconditional purchase obligations or other long-term obligations, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments or contingent commitments, other than two standby letters of credit in the total amount of $1.3 million to secure the Company's obligations under its workers' compensation insurance program.

ENVIRONMENTAL MATTERS

The Company is subject to various Federal, state and local government and foreign government requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, which were generally in compliance with applicable laws at the time of the operations in question, the Company, like other companies engaged in similar businesses, is a party to claims by government agencies and third parties and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional claims and costs involving past environmental matters may continue to arise in the future. It is the Company's policy to record appropriate liabilities for such matters when remedial efforts are probable and the costs can be reasonably estimated.

While annual environmental remedial response and voluntary cleanup expenditures have generally been constant from year to year, and may increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

Management does not expect that environmental matters will have a material adverse effect on the liquidity, capital resources, business, consolidated results of operations or consolidated financial position of the Company. See Note 15 of the Notes to Consolidated Financial Statements included elsewhere in this Report for a discussion of the Company's contingencies, including those related to environmental matters.

As of February 26, 2012, the Company's significant contractual obligations, including payments due by fiscal year, were as follows:

Contractual Obligations *(Amounts in thousands)*	Total	2013	2014-2015	2016-2017	2018 and thereafter
Operating lease obligations	$11,672	$2,049	$3,557	$1,548	$4,518
Equipment purchase obligations	157	157	—	—	—
Total	$11,829	$2,206	$3,557	$1,548	$4,518

At February 26, 2012, the Company had gross tax-effected unrecognized tax benefits of $4.0 million. A reasonable estimate of timing of these liabilities is not possible.

OFF-BALANCE SHEET ARRANGEMENTS

The Company's liquidity is not dependent on the use of, and the Company is not engaged in, any off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following information is provided regarding critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to sales allowances, allowances for doubtful accounts, inventories, valuation of long-lived assets, income taxes, restructurings, contingencies and litigation, and employee benefit programs. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Revenue Recognition

The Company recognizes revenues when products are shipped and title has been transferred to a customer, the sales price is fixed and determinable, and collection is reasonably assured. All material sales transactions are for the shipment of manufactured prepreg and laminate products and advanced composite materials, parts and assemblies.

Sales Allowances

The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to such specifications before shipment to customers. Composite parts and assemblies may be subject to "airworthiness" acceptance by customers after receipt at the customers' locations. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in the products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit materials and advanced composite materials, parts and assemblies possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

Allowances for Doubtful Accounts

Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company writes off accounts receivable when they become uncollectible.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

Valuation of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In addition, the Company assesses the impairment of goodwill at least annually. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

Income Taxes

As part of the processes of preparing its consolidated financial statements, the Company is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Company's Consolidated Balance Sheets. The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations, or conversely to further reduce the existing valuation allowance resulting in less income tax expense. The Company evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly.

Tax benefits are recognized for an uncertain tax position when, in the Company's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances and when new information becomes available. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by the Company. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its liability for unrecognized tax benefits is adequate. Interest and penalties recognized on the liability for unrecognized tax benefits are recorded as income tax expense.

Restructurings

In the 2012 fiscal year fourth quarter, the Company announced that its Park Advanced Composite Materials, Inc. facility, located in Waterbury, Connecticut, would be closing its operations after the completion of the transfer of its aerospace composite materials manufacturing activities to the Company's Park Aerospace Technologies Corp. facility located at the Newton, Kansas Airport and that, as the result of the closure, it expected to record total pre-tax restructuring charges of approximately $3 million and that it expected to record approximately half of such charges in the 2012 fiscal year fourth quarter and to record the balance of such charges during the 2013 fiscal year. The Company recorded a pre-tax charge of $1.3 million in the 2012 fiscal year fourth quarter in connection with such closure and now expects to record a pre-tax charge of $1.3 million during the 2013 fiscal year and no further charge in connection with such closure. The Company also recorded a pre-tax charge of $1.3 million in the 2011 fiscal year third quarter related to the closure, in January of 2009, of the operations of Neltec Europe SAS, the Company's printed circuit materials business unit located in Mirebeau, France. The Company previously recorded a pre-tax charge of $4.1 million in connection with such closure in the fourth quarter of its fiscal year ended March 1, 2009. The additional charge in the 2011 fiscal year third quarter was based on updated estimates of the total costs to complete the closure of the Neltec Europe SAS business unit as a result of additional information regarding such costs, including recent developments relating to certain employment litigation initiated in France after the closure and other expenses in excess of the original estimates. The closure of Neltec Europe SAS in January of 2009 was a major component of restructurings of the operations of the Company's Neltec Europe SAS and Neltec SA business units in the fourth quarter of the 2009 fiscal year. Such restructurings and workforce reductions are described in Note 12 of the Notes to Consolidated Financial Statements included elsewhere in this Report and elsewhere in this Discussion.

Contingencies

The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

The $1.3 million charge in the 2011 fiscal year third quarter related to the closure, in January of 2009, of the Company's Neltec Europe SAS printed circuit materials business unit located in Mirebeau, France included an amount relating to certain employment litigation initiated in France after the closure. See Note 12 of the Notes to the Consolidated Financial Statements included elsewhere in this Report for additional information relating to the aforementioned charge.

The Company is obligated to pay up to an additional $2.2 million over two years depending on the achievement of specified earn-out objectives in connection with the acquisition by the Company's wholly owned subsidiary, Park Aerospace Structures Corp., of substantially all the assets and business of Nova Composites, Inc., a manufacturer of composite parts and assemblies and the tooling for such parts and assemblies, located in Lynnwood, Washington, in addition to a cash purchase price of $4.5 million at the closing of the acquisition on April 1, 2008 and payments of $1.0 million in the 2010 fiscal year second quarter, $1.1 million in the 2011 fiscal year first quarter and $1.1 million in the 2012 fiscal year first quarter.

Employee Benefit Programs

The Company's obligations for workers' compensation claims are effectively self-insured, although the Company maintains individual and aggregate stop-loss insurance coverage for such claims. The Company accrues its workers' compensation liability based on estimates of the total exposure of known claims using historical experience and projected loss development factors less amounts previously paid out.

The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. In addition, the Company's subsidiaries have various bonus and incentive compensation programs, some of which are determined at management's discretion.

The Company's reserves associated with these self-insured liabilities and benefit programs are reviewed by management for adequacy at the end of each reporting period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks for changes in foreign currency exchange rates and interest rates. The Company's primary foreign currency exchange exposure relates to the translation of the financial statements of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency. The Company does not believe that a 10% fluctuation in foreign exchange rates would have had a material impact on its consolidated results of operations or financial position. The exposure to market risks for changes in interest rates relates to the Company's short-term investment portfolio. This investment portfolio is managed in accordance with guidelines issued by the Company. These guidelines are designed to establish a high quality fixed income portfolio of government and highly rated corporate debt securities with a maximum weighted maturity of less than one year. The Company does not use derivative financial instruments in its investment portfolio. Based on the average anticipated maturity of the investment portfolio at the end of the 2012 fiscal year, a 10% increase in short-term interest rates would not have had a material impact on the consolidated results of operations or financial position of the Company.

Report of Independent Registered Public Accounting Firm

BOARD OF DIRECTORS AND STOCKHOLDERS
PARK ELECTROCHEMICAL CORP.

We have audited the accompanying consolidated balance sheets of Park Electrochemical Corp. (a New York corporation) and subsidiaries (the "Company") as of February 26, 2012 and February 27, 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 26, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Park Electrochemical Corp. and subsidiaries as of February 26, 2012 and February 27, 2011, and the results of their operations and their cash flows for each of the three years in the period ended February 26, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Park Electrochemical Corp. and subsidiaries' internal control over financial reporting as of February 26, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 10, 2012 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York
May 10, 2012

Consolidated Balance Sheets

(Amounts in thousands, except share and per share amounts)

	February 26, 2012	February 27, 2011
Assets		
Current assets:		
Cash and cash equivalents	**$129,503**	$ 112,195
Marketable securities (Note 2)	**139,282**	138,249
Accounts receivable, less allowance for doubtful accounts of $598 and $599, respectively	**23,533**	29,822
Inventories (Note 3)	**15,823**	12,888
Prepaid expenses and other current assets	**3,449**	3,805
Total current assets	**311,590**	296,959
Property, plant and equipment, net of accumulated depreciation and amortization (Note 4)	**38,695**	41,292
Goodwill and other intangible assets (Note 5)	**7,661**	6,568
Other assets (Note 7)	**8,042**	8,989
Total assets	**$365,988**	$353,808
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 8,427**	$ 9,944
Accrued liabilities (Note 6)	**8,816**	9,497
Income taxes payable	**4,198**	5,812
Total current liabilities	**21,441**	25,253
Deferred income taxes (Note 7)	**1,062**	1,460
Other liabilities (Note 7)	**274**	1,787
Total liabilities	**22,777**	28,500
Commitments and contingencies (Notes 14 and 15)		
Stockholders' equity (Note 9):		
Preferred stock, $1 par value per share—authorized, 500,000 shares; issued, none	**—**	—
Common stock, $.10 par value per share—authorized, 60,000,000 shares; issued, 20,795,591 and 20,722,179 shares, respectively	**2,079**	2,072
Additional paid-in capital	**157,115**	154,459
Retained earnings	**181,941**	166,795
Accumulated other comprehensive income	**2,077**	1,983
	343,212	325,309
Less treasury stock, at cost, 158 and 158 shares, respectively	**(1)**	(1)
Total stockholders' equity	**343,211**	325,308
Total liabilities and stockholders' equity	**$365,988**	$353,808

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(Amounts in thousands, except per share amounts)

	FISCAL YEAR ENDED		
	February 26, 2012	February 27, 2011	February 28, 2010
Net sales	**$193,254**	$211,652	$175,686
Cost of sales	**138,512**	141,751	124,084
Gross profit	**54,742**	69,901	51,602
Selling, general and administrative expenses	**28,247**	27,917	24,480
Restructuring charges (Note 12)	**1,250**	1,312	—
Earnings from operations	**25,245**	40,672	27,122
Interest and other income, net	**808**	645	1,062
Gain on litigation settlement (Note 11)	**1,598**	—	—
Earnings before income taxes	**27,651**	41,317	28,184
Income tax provision (Note 7)	**4,209**	8,696	2,825
Net earnings	**$ 23,442**	$ 32,621	$ 25,359
Earnings per share: (Note 10)			
Basic earnings per share	**$ 1.13**	$ 1.58	$ 1.24
Basic weighted average shares	**20,746**	20,628	20,522
Diluted earnings per share	**$ 1.13**	$ 1.58	$ 1.23
Diluted weighted average shares	**20,792**	20,675	20,547

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Amounts in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Comprehensive Income (Loss)
	Shares	Amount				Shares	Amount	
Balance, March 1, 2009	20,470,661	$ 2,047	$146,934	$ 145,107	$ 1,622	145	$(1)	
Net earnings				25,359				$25,359
Exchange rate changes					38			38
Unrealized loss on marketable securities, net of tax					(44)			(44)
Stock option exercise	70,175	7	1,171			1		
Stock-based compensation			1,117					
Tax benefit on exercise of options			130					
Cash dividends ($0.36 per share)				(7,389)				
Comprehensive income								$25,353
Balance, February 28, 2010	20,540,836	2,054	149,352	163,077	1,616	146	(1)	
Net earnings				32,621				$32,621
Exchange rate changes					377			377
Unrealized loss on marketable securities, net of tax					(10)			(10)
Stock option exercise	181,343	18	3,621			12		
Stock-based compensation			959					
Tax benefit on exercise of options			527					
Cash dividends ($1.40 per share)				(28,903)				
Comprehensive income								$32,988
Balance, February 27, 2011	20,722,179	2,072	154,459	166,795	1,983	158	(1)	
Net earnings				23,442				$23,442
Exchange rate changes					70			70
Unrealized gain on marketable securities, net of tax					24			24
Stock option exercise	73,412	7	1,803			—		
Stock-based compensation			762					
Tax benefit on exercise of options			91					
Cash dividends ($0.40 per share)				(8,296)				
Comprehensive income								$23,536
Balance, February 26, 2012	**20,795,591**	**$2,079**	**$157,115**	**$181,941**	**$2,077**	**158**	**$(1)**	

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	FISCAL YEAR ENDED		
	February 26, 2012	February 27, 2011	February 28, 2010
Cash flows from operating activities:			
Net earnings	**$ 23,442**	$ 32,621	$ 25,359
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**5,891**	6,746	7,057
Loss on sale of fixed assets	**—**	—	250
Stock-based compensation	**762**	959	1,117
Provision for doubtful accounts receivable	**—**	21	(57)
Provision for deferred income taxes	**22**	567	(2,174)
Amortization of bond premium	**1,481**	1,271	734
Impairment of fixed assets	**928**	—	—
Non-cash restructuring	**322**	1,312	—
Changes in operating assets and liabilities:			
Accounts receivable	**6,260**	1,859	(9,146)
Inventories	**(2,947)**	(907)	(1,273)
Prepaid expenses and other current assets	**982**	(2,572)	4,283
Other assets and liabilities	**(1,642)**	(1,620)	77
Accounts payable	**(1,485)**	(265)	1,690
Accrued liabilities	**(968)**	1,001	(4,493)
Income taxes payable	**(1,614)**	1,675	176
Net cash provided by operating activities	**31,434**	42,668	23,600
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(3,994)**	(3,699)	(3,422)
Proceeds from sales of property, plant and equipment	**—**	894	69
Purchases of marketable securities	**(172,724)**	(259,300)	(153,153)
Proceeds from sales and maturities of marketable securities	**170,249**	223,442	233,158
Business acquisition	**(1,100)**	(1,100)	(1,025)
Net cash (used in) provided by investing activities	**(7,569)**	(39,763)	75,627
Cash flows from financing activities:			
Dividends paid	**(8,296)**	(28,903)	(7,389)
Proceeds from exercise of stock options	**1,810**	3,639	1,178
Tax benefits from stock-based compensation	**91**	527	130
Net cash used in financing activities	**(6,395)**	(24,737)	(6,081)
Increase (decrease) in cash and cash equivalents before effect of exchange rate changes	**17,470**	(21,832)	93,146
Effect of exchange rate changes on cash and cash equivalents	**(162)**	(3)	94
Increase (decrease) in cash and cash equivalents	**17,308**	(21,835)	93,240
Cash and cash equivalents, beginning of year	**112,195**	134,030	40,790
Cash and cash equivalents, end of year	**$ 129,503**	$ 112,195	$ 134,030

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Three years ended February 26, 2012
(Amounts in thousands, except share, per share and option amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Park Electrochemical Corp. ("Park"), through its subsidiaries (collectively, the "Company"), is a global advanced materials company which develops, manufactures, markets and sells high-technology digital and RF/microwave printed circuit materials products principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials, parts and assemblies products for the aerospace markets.

a. **Principles of Consolidation**—The consolidated financial statements include the accounts of Park and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. **Use of Estimates**—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

c. **Accounting Period**—The Company's fiscal year is the 52 or 53 week period ending the Sunday nearest to the last day of February. The 2012, 2011 and 2010 fiscal years ended on February 26, 2012, February 27, 2011 and February 28, 2010, respectively. Fiscal years 2012, 2011 and 2010 each consisted of 52 weeks.

d. **Fair Value Measurements**—For financial assets measured at fair value on a recurring basis, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value measurements are broken down into three levels based on the reliability of inputs as follows:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The valuation under this approach does not entail a significant degree of judgment.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and current liabilities approximate their carrying value due to their short-term nature. Certain assets and liabilities of the Company are required to be recorded at fair value on either a recurring or non-recurring basis. On a recurring basis, the Company records its marketable securities (see Note 2) at fair value using Level 1 inputs.

The Company's non-financial assets measured at fair value on a non-recurring basis include goodwill and any assets and liabilities acquired in a business combination or any long-lived assets written down to fair value. To measure fair value of such assets, the Company uses Level 3 inputs consisting of techniques including an income approach and a market approach. The income approach is based on a discounted cash flow analysis and calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the discounted cash flow analysis require the exercise of significant judgment, including judgment about appropriate discount rates and terminal value, growth rates and the amount and timing of expected future cash flows.

e. Cash and Cash Equivalents—The Company considers all money market securities and investments with contractual maturities at the date of purchase of 90 days or less to be cash equivalents. Investments in debt securities included in cash equivalents were $38,000 and $5,995 at February 26, 2012 and February 27, 2011, respectively.

Supplemental cash flow information:

	Fiscal Year		
	2012	2011	2010
Cash paid during the year for:			
Income taxes paid, net of refunds	**$6,856**	$6,520	$3,946

f. Marketable Securities — All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, included in comprehensive income (loss). Realized gains and losses, amortization of premiums and discounts, and interest and dividend income are included in interest and other income, net. The cost of securities sold is based on the specific identification method.

g. Inventories — Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions.

h. Revenue Recognition — The Company recognizes revenues when products are shipped and title has been transferred to a customer, the sales price is fixed and determinable, and collection is reasonably assured. All material sales transactions are for the shipment of manufactured prepreg and laminate products and advanced composite materials, parts and assemblies.

i. Sales Allowances and Product Warranties — The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company's products are made to customer specifications and tested for adherence to specifications before shipment to customers. Composite parts and assemblies may be subject to "airworthiness" acceptance by customers after receipt at the customers' locations. There are no future performance requirements other than the products' meeting the agreed specifications. The Company's bases for providing sales allowances for returns are known situations in which products may have failed due to manufacturing defects in products supplied by the Company. The Company is focused on manufacturing the highest quality printed circuit materials and advanced composite materials, parts and assemblies possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. The amounts of returns and allowances resulting from defective or damaged products have been less than 1.0% of sales for each of the Company's last three fiscal years.

j. Accounts Receivable — The majority of the Company's accounts receivable are due from purchasers of the Company's printed circuit materials. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within established payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than established payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible.

k. Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

l. Valuation of Long-Lived Assets — The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

m. Goodwill and Other Intangible Assets — Goodwill is not amortized. Other intangible assets are amortized over the useful lives of the assets on a straight line basis. The Company tests for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The Company assesses the impairment of goodwill at least annually. The Company conducted its annual goodwill impairment test as of November 28, 2011, the first day of the fourth quarter, and concluded that there was no impairment.

n. Shipping Costs — The amounts paid by the Company to third-party shippers for transporting products to customers, which are not reimbursed by customers, are classified as selling expenses. The shipping costs included in selling, general and administrative expenses were approximately $4,629, $4,758 and $3,973 for fiscal years 2012, 2011 and 2010, respectively.

o. Property, Plant and Equipment — Property, plant and equipment are stated at cost less accumulated depreciation. The Company capitalizes additions, improvements and major renewals and expenses maintenance, repairs and minor renewals as incurred. Depreciation and amortization are computed principally by the straight-line method over the estimated useful lives. Machinery, equipment, furniture and fixtures are generally depreciated over 10 years. Building and leasehold improvements are generally depreciated over 25-30 years or the term of the lease, if shorter.

p. Income Taxes — Deferred income taxes are provided for temporary differences in the reporting of certain items, primarily depreciation, for income tax purposes as compared with financial accounting purposes.

Tax benefits are recognized for an uncertain tax position when, in the Company's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances and when new information becomes available. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by the Company. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its liability for unrecognized tax benefits is adequate. Interest and penalties recognized on the liability for unrecognized tax benefits are recorded as income tax expense.

United States ("U.S.") Federal income taxes have not been provided on the undistributed earnings (approximately $206,000 as of February 26, 2012) of the Company's foreign subsidiaries, because it is the Company's practice and intent to reinvest such earnings in the operations of such subsidiaries.

q. Foreign Currency Translation — Assets and liabilities of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency are translated into U.S. dollars at fiscal year-end exchange rates, and income and expense items are translated at average exchange rates for the period. Gains and losses resulting from translation are recorded as currency translation adjustments in comprehensive income.

r. Stock-Based Compensation —The Company accounts for employee stock options, the only form of equity compensation issued by the Company, as compensation expense based on the fair value of the options on the date of grant and recognizes such expense on a straight-line basis over the four-year service period during which the options become exercisable. The Company determines the values of such options using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions relating to risk-free interest rate, expected volatility, expected dividend yield and expected life of options, in order to arrive at a fair value estimate.

s. Reclassifications — Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year's presentation.

2. MARKETABLE SECURITIES

The following is a summary of available-for-sale securities:

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
February 26, 2012:			
U.S. Treasury and other government securities	**$ 41**	**$53**	**$ 93,479**
U.S. corporate debt securities	**61**	**12**	**45,803**
Total debt securities	**$102**	**$65**	**$139,282**
February 27, 2011:			
U.S. Treasury and other government securities	$ 39	$78	$ 94,777
U.S. corporate debt securities	47	12	43,472
Total debt securities	$ 86	$90	$138,249

The gross realized gains on the sales of securities were $43, $11 and $14 for fiscal years 2012, 2011 and 2010, respectively, and the gross realized losses were $65, $47 and $90 for fiscal years 2012, 2011 and 2010, respectively.

The estimated fair values of such securities were determined based on observable inputs, which were quoted market prices for identical assets in active markets. The estimated fair values of such securities at February 26, 2012, by contractual maturity, are shown below:

Due in one year or less	$ 68,340
Due after one year through five years	70,942
	$139,282

3. INVENTORIES

Inventories consisted of the following:

	February 26, 2012	February 27, 2011
Raw materials	**$ 8,774**	$ 6,257
Work-in-process	**2,632**	2,927
Finished goods	**4,097**	3,404
Manufacturing supplies	**320**	300
	$15,823	$12,888

4. PROPERTY, PLANT AND EQUIPMENT

	February 26, 2012	February 27, 2011
Land, buildings and improvements	**$ 41,169**	$ 40,564
Machinery, equipment, furniture and fixtures	**135,130**	132,536
	176,299	173,100
Less accumulated depreciation and amortization	**137,604**	131,808
	$ 38,695	$ 41,292

Property, plant and equipment are initially valued at cost. Depreciation and amortization expenses relating to property, plant and equipment were $5,891, $6,746 and $7,057 for fiscal years 2012, 2011 and 2010, respectively.

During the 2011 fiscal year fourth quarter, the Company sold the building at its Neltec Europe SAS business unit in Mirebeau, France for approximately $894. The amount receivable has been recorded in prepaid expenses and other assets and was subsequently received in the first quarter of the 2012 fiscal year. The building at the New England Laminates Co., Inc. business unit in Newburgh, New York is held for sale. In fiscal year 2004, the Company reduced the book value of the building to zero, and the Company intends to sell it during the 2013 fiscal year.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

In the first quarter of the Company's 2009 fiscal year, the Company's wholly owned subsidiary, Park Aerospace Structures Corp., acquired substantially all the assets and business of Nova Composites, Inc., a manufacturer of aircraft composite parts and assemblies and the tooling for such parts and assemblies, located in Lynnwood, Washington, for a cash purchase price of $4,500 paid at the closing of the acquisition and up to an additional $5,500 payable over five years depending on the achievement of specified earn-out objectives. The Company paid an additional $1,100 in the first quarter of the 2012 fiscal year, $1,100 in the first quarter of the 2011 fiscal year and $1,025 in the second quarter of the 2010 fiscal year leaving an additional $2,200 payable over two years depending on the achievement of the earn-out objectives. Other intangible assets are being amortized over 15 years.

	February 26, 2012	February 27, 2011
Goodwill	**$7,576**	$6,476
Other intangibles	**85**	92
	$7,661	$6,568

6. ACCRUED LIABILITIES

	February 26, 2012	February 27, 2011
Payroll and payroll related	**$2,698**	$2,606
Employee benefits	**474**	502
Workers' compensation accrual	**969**	1,114
Professional fees	**1,498**	1,512
Restructuring accruals	**1,685**	2,542
Other	**1,492**	1,221
	$8,816	$9,497

7. INCOME TAXES

The income tax provision includes the following:

	Fiscal Year		
	2012	2011	2010
Current:			
Federal	**$ (696)**	$2,880	$ 2,587
State and local	**(194)**	378	(35)
Foreign	**5,077**	4,872	2,447
	4,187	8,130	4,999
Deferred:			
Federal	**(239)**	274	683
State and local	**658**	32	16
Foreign	**(397)**	260	(2,873)
	22	566	(2,174)
	$4,209	$8,696	$ 2,825

On June 30, 2011, Nelco Products Pte, Ltd's qualification and favorable tax rates under the development and expansion tax incentive in Singapore expired, resulting in a $175 increase in tax expense.

The valuation allowance increased a total of $784 as a result of increases in foreign net operating loss carryforwards and domestic tax credits. There was no income statement impact from these changes.

The components of earnings before income taxes were as follows:

	Fiscal Year		
	2012	2011	2010
United States	**$ (1,447)**	$ 8,668	$ 2,914
Foreign	**29,098**	32,649	25,270
Earnings from continuing operations before income taxes	**$27,651**	$41,317	$28,184

The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

	2012	2011	2010
Statutory U.S. Federal tax rate	**34.0%**	34.0%	34.0%
State and local taxes, net of Federal benefit	**(0.6)**	0.6	(0.1)
Foreign tax rate differentials	**(19.9)**	(16.4)	(17.3)
Valuation allowance on deferred tax Assets	**3.1**	2.6	3.6
Adjustment of tax accruals and reserves	**(2.4)**	0.8	4.2
Foreign deferred liability reduction	**—**	—	(14.2)
Foreign tax credits	**(0.3)**	(0.5)	(0.2)
Permanent differences and other	**1.3**	(0.1)	—
	15.2%	21.0%	10.0%

The Company had total net operating loss carryforwards of approximately $32,166 and $30,334 in fiscal years 2012 and 2011, respectively. As of February 26, 2012, $29,262 of net operating loss carryforwards have an indefinite carryforward period and $2,904 have a five year carryforward period.

The Company had New York State investment tax credit carryforwards of $1,728 and $1,131 in fiscal years 2012 and 2011, respectively. In the 2011 fiscal year, a $19 benefit was recognized for utilization of these credits. The New York State Investment tax credits expire in fiscal years 2013 through 2018. The Company has Kansas tax credits of $210 and $202 for fiscal years 2012 and 2011, respectively, and for which no benefit was provided in the 2012 fiscal year. The Company does not believe that realization of the principal portion of the Kansas tax credit or the investment tax credit carryforward is more likely than not. The Kansas credits expire in fiscal years 2028 and 2029, respectively.

The deferred tax asset valuation allowance of $11,661 as of February 26, 2012 is related to foreign net operating losses and state tax credit carryforwards for which the Company does not expect to realize the tax benefit. During fiscal year 2012, the valuation allowance increased by $784 due to current year foreign losses and an adjustment to the prior year balance for which no tax benefit was recognized. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of February 26, 2012 and February 27, 2011 were as follows:

	February 26, 2012	February 27, 2011
Deferred tax assets:		
Impairment of fixed assets	**$ 6,035**	$ 6,036
Net operating loss carryforwards	**9,753**	9,545
Tax credits carryforward	**2,019**	1,382
Other, net	**2,220**	2,699
	20,027	19,662
Valuation allowance for deferred tax assets	**(11,661)**	(10,877)
Net deferred tax assets	**8,366**	8,785
Depreciation	**(741)**	(1,279)
Offshore Singapore earnings subject to local tax	**(321)**	(181)
Total deferred tax liabilities	**(1,062)**	(1,460)
Net deferred tax	**$ 7,304**	$ 7,325

The breakdown between current and long-term deferred tax assets follows:

	February 26, 2012	February 27, 2011
Current	**$1,300**	$ 637
Non-current	**7,066**	8,148
Total deferred tax assets	**$8,366**	$8,785

On the Consolidated Balance Sheet, the current net deferred tax assets are included in prepaid expenses and other current assets. The non-current net deferred tax assets are included in other assets.

At February 26, 2012, the Company had gross unrecognized tax benefits of $1,066 included in current liabilities and $218 included in other liabilities. Included in unrecognized tax benefits is $2,715 related to a claim for refund filed to recoup the tax benefit for the Company's remaining investment in New England Laminates (U.K.) Ltd. The entire amount reflected in the unrecognized tax benefits table at February 26, 2012, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	Unrecognized Tax Benefits	
	February 26, 2012	February 27, 2011
Balance, beginning of year	**$2,044**	$ 1,715
Gross increases–tax positions in prior period	**2,715**	276
Gross decreases–tax positions in prior period	**(268)**	(16)
Gross increases–current period tax positions	**264**	180
Gross decreases–current period tax positions	**—**	—
Audit settlements	**(756)**	—
Lapse of statute of limitations	**—**	(111)
Balance, end of year	**$3,999**	$2,044

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding or reducing amounts for current year tax positions, expiration of statutes of limitation on open income tax years, changes in the Company's judgment about the level of uncertainty, status of tax examinations, and legislative changes. Changes in prior period tax positions are as a result of a re-evaluation of the probability of realizing the benefit of a particular tax position based on new information.

A list of open tax years by major jurisdiction follows:

United States	2009–2012
Arizona	2008–2012
California	2008–2012
New York	2008–2012
France	2010–2012
Singapore	2005–2012

The Company had approximately $137 and $371 of accrued interest and penalties as of February 26, 2012 and February 27, 2011, respectively. The Company's policy is to include applicable interest and penalties related to unrecognized tax benefits as a component of current income tax expense.

The Internal Revenue Service ("IRS") conducted an examination of the Company's tax returns for the 2006, 2007 and 2008 fiscal years. The examination was closed in June 2011, and the Company was assessed an additional $293 in tax and interest over the amounts reserved in prior years.

In September 2011, the IRS commenced an examination of the Company's tax returns for the 2009, 2010 and 2011 fiscal years. The examination is expected to close in the 2013 fiscal year. The Company recorded additional reserves and current payables of $330 in the 2012 fiscal year based on preliminary findings by the IRS.

During the 2012 fiscal year, the New York State Department of Taxation commenced an examination of the Company's tax returns for the 2008, 2009, 2010 and 2011 fiscal years. As of February 26, 2012, there have been no preliminary findings and no reserves have been recorded.

8. STOCK-BASED COMPENSATION

As of February 26, 2012, the Company had a 1992 Stock Option Plan and a 2002 Stock Option Plan and no other stock-based compensation plan. Both Stock Option Plans have been approved by the Company's stockholders and provide for the grant of stock options to directors and key employees of the Company. All options granted under such Plans have exercise prices equal to the fair market value of the underlying common stock of the Company at the time of grant, which, pursuant to the terms of the Plans, is the reported closing price of the common stock on the New York Stock Exchange on the date preceding the date the option is granted. Options granted under the Plans become exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of grant, and expire 10 years from the date of grant. The authority to grant additional options under the 1992 Stock Option Plan expired on March 24, 2002, and options to purchase a total of 1,800,000 shares of common stock were authorized for grant under the 2002 Stock Option Plan. At February 26, 2012, 1,679,583 shares of common stock of the Company were reserved for issuance upon exercise of stock options under the 1992 Stock Option Plan and the 2002 Stock Option Plan and 763,632 shares were available for future grant under the 2002 Stock Option Plan. Options to purchase 198,750 and 23,000 shares of common stock were granted during the 2012 fiscal year and 2011 fiscal year, respectively.

The compensation expense for stock options includes an estimate for forfeitures and is recognized on a straight line basis over the requisite service period.

The future compensation expense to be recognized in earnings before income taxes for options outstanding at February 26, 2012 will be $1,854 and will be recognized over the next four fiscal years.

The Company records its stock-based compensation at fair value. The weighted average fair value for options was estimated at the dates of grants, using the Black-Scholes option pricing model, to be $6.96 for fiscal year 2012, $10.19 for fiscal year 2011 and $8.05 for fiscal year 2010, with the following assumptions: risk free interest rates of 1.90% for fiscal year 2012, 2.63%-3.34% for fiscal year 2011 and 2.75%-3.42% for fiscal year 2010; expected volatility factors of 35.4%, 35.4%-35.7% and 32.1%-35.7% for fiscal years 2012, 2011 and 2010, respectively; expected dividend yields of 1.50%-1.80% for fiscal year 2012, 1.29%-1.52% for fiscal year 2011 and 1.60%-1.98% for fiscal year 2010; and estimated option terms of 5.4-6.5 years for fiscal year 2012, 5.5-5.7 years for fiscal year 2011 and 5.1-5.7 years for fiscal year 2010.

The risk free interest rates are based on U.S. Treasury rates at the date of grant with maturity dates approximately equal to the estimated term of the options at the date of the grant. Volatility factors are based on historical volatility of the Company's common stock. The expected dividend yields are based on the regular quarterly cash dividend per share most recently declared by the Company and on the exercise price of the options granted during the fiscal year 2012. The estimated terms of the options are based on evaluations of the historical and expected future employee exercise behavior.

Information with respect to options follows:

	Outstanding Options	Weighted Average Exercise Price
Balance, March 1, 2009	982,727	$ 24.35
Granted	150,450	26.70
Exercised	(70,175)	16.78
Terminated or expired	(44,907)	26.32
Balance, February 28, 2010	1,018,095	$ 24.89
Granted	23,000	30.49
Exercised	(181,343)	20.07
Terminated or expired	(57,663)	26.12
Balance, February 27, 2011	802,089	$ 26.05
Granted	198,750	22.53
Exercised	(73,412)	24.65
Terminated or expired	(11,476)	25.75
Balance, February 26, 2012	**915,951**	**$25.40**
Exercisable, February 26, 2012	**609,310**	**$ 26.17**

At February 26, 2012, 915,951 stock options were outstanding having a weighted average remaining term of 5.92 years and an aggregate intrinsic value of $4,338. At February 26, 2012, 609,310 stock options were exercisable having a weighted average remaining term of 4.42 years and an aggregate intrinsic value of $2,414.

A summary of the status of the Company's nonvested options at February 26, 2012, and changes during the fiscal year then ended, follows:

	Shares Subject to Options	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	212,919	6.31
Granted	198,750	6.96
Vested	(98,734)	8.20
Terminated or expired	(6,294)	8.14
Nonvested, end of year	306,641	$7.09

The total values realized (the market value of the underlying shares on the date of exercise, less the exercise price, times the number of shares acquired) from the exercise of options during the 2012, 2011 and 2010 fiscal years were $402, $1,818 and $352, respectively. Stock options available for future grant under the 2002 Stock Option Plan at February 26, 2012 and February 27, 2011 were 763,632 and 951,106, respectively.

9. STOCKHOLDERS' EQUITY

a. Stockholders' Rights Plan—On July 20, 2005, the Board of Directors renewed the Company's stockholders' rights plan on substantially the same terms as its previous rights plan which expired in July 2005. In accordance with the Company's stockholders' rights plan, a right (the "Right") to purchase from the Company a unit consisting of one one-thousandth (1/1,000) of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), at a purchase price of $150 (the "Purchase Price") per Unit, subject to adjustment, is attached to each outstanding share of the Company's common stock. The Rights expire on July 20, 2015. Subject to certain exceptions, the Rights will become exercisable 10 business days after a person acquires 20 percent or more of the Company's outstanding common stock or commences a tender offer that would result in such person's owning 20 percent or more of such stock. If any person acquires 20 percent or more of the Company's outstanding common stock, the rights of holders, other than the acquiring person, become rights to buy shares of the Company's common stock (or of the acquiring company if the Company is involved in a merger or other business combination and is not the surviving corporation) having a market value of twice the Purchase Price of each Right. The Company may redeem the Rights for $.01 per Right until 10 business days after the first date of public announcement by the Company that a person acquired 20 percent or more of the Company's outstanding common stock.

b. Reserved Common Shares—At February 26, 2012, 1,679,583 shares of common stock were reserved for issuance upon exercise of stock options.

c. Accumulated Other Comprehensive Income—Accumulated balances related to each component of other comprehensive income were as follows:

	February 26, 2012	February 27, 2011
Currency translation adjustment	**$ 2,053**	$ 1,983
Unrealized gains on investment, net of tax	**24**	—
Accumulated balance	**$ 2,077**	$ 1,983

10. EARNINGS PER SHARE

Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net earnings by the sum of (a) the weighted average number of shares of common stock outstanding during the period and (b) the potential common stock equivalents outstanding during the period. Stock options are the only common stock equivalents; and the number of dilutive options is computed using the treasury stock method.

The following table sets forth the calculation of basic and diluted earnings per share for the last three fiscal years:

	2012	2011	2010
Net earnings	**$23,442**	$32,621	$ 25,359
Weighted average common shares outstanding for basic EPS	**20,745,559**	20,627,730	20,521,697
Net effect of dilutive options	**46,466**	47,427	25,400
Weighted average shares outstanding for diluted EPS	**20,792,025**	20,675,157	20,547,097
Basic earnings per share	**$ 1.13**	$ 1.58	$ 1.24
Diluted earnings per share	**$ 1.13**	$ 1.58	$ 1.23

Common stock equivalents, which were not included in the computation of diluted earnings per share because either the effect would have been antidilutive or the options' exercise prices were greater than the average market price of the common stock, were 197,000, 20,000 and 336,450 for the fiscal years 2012, 2011 and 2010, respectively.

11. LAWSUIT SETTLEMENTS

During the 2012 fiscal year, the Company recorded pre-tax other income of $1,598 resulting from the settlements of (a) a lawsuit for an insurance claim for business interruption at the Company's Neltec, Inc. business unit in Tempe, Arizona in the 2003 fiscal year caused by the explosion and resulting destruction of a treater at the Company's business unit in Singapore and (b) a lawsuit pertaining to defective equipment purchased by the Company's Park Aerospace Technologies Corp. business unit in Newton, Kansas. The gain has been recorded in interest and other income in the consolidated statement of operations.

12. RESTRUCTURING CHARGES

In the 2012 fiscal year fourth quarter, the Company recorded a pre-tax charge of $1,250 related to the closing of the Company's Park Advanced Composite Materials, Inc. business unit located in Waterbury, Connecticut. The charge for closing the business unit included a non-cash asset impairment of $928. As a result of the closing, the Company expects to record total pre-tax restructuring charges of $2,600 and expects to record the remaining $1,350 during the 2013 fiscal year. The liability recorded at February 26, 2012 is $322 and the amount expected to be paid in 2013 fiscal year is $1,672.

In the 2009 fiscal year, the Company recorded one-time pre-tax charges of $5,687 related to the closure of the Company's New England Laminates Co., Inc. printed circuits materials business unit located in Newburgh, New York and the closure of the Company's Neltec Europe SAS printed circuits materials business unit located in Mirebeau, France and related to an asset impairment and workforce reduction at the Company's Nelco Products Pte. Ltd. printed circuits materials and advanced composite materials business unit in Singapore. The charges for the closure of the business units included a non-cash asset impairment charge of $650 and were net of the recapture of non-cash cumulative currency translation adjustments of $3,957. In the 2009 fiscal year, the Company also recorded a pre-tax charge of $570 related to restructurings at certain of its North American and European business units. The Company paid $127, $230 and $2,609 of these charges during the 2012, 2011 and 2010 fiscal years, respectively.

The Company recorded an additional pre-tax charge of $169 during the 2010 fiscal year and an additional pre-tax charge of $1,312 during the 2011 fiscal year related to the closure, in fiscal year 2009, of the Neltec Europe business unit. The additional charge in the 2011 fiscal year was based on updated estimates of the total costs to complete the closure of the Neltec Europe business unit as a result of additional information regarding such costs, including recent developments relating to certain employment litigation initiated in France after the closure and other expenses in excess of the original estimates. The Company expects to pay the remaining $1,187 during the 2013 fiscal year.

During the 2004 fiscal year, the Company recorded charges related to the realignment of its North America volume printed circuit materials operations. The charges included lease and other obligations of $7,292. The future lease obligations are payable through September 2013. The remaining balances on the lease obligations relating to the realignment were $434 and $1,182 as of February 26, 2012 and February 27, 2011, respectively. Of these remaining balances, $0 and $366 were included in other liabilities for the 2012 and 2011 fiscal years, respectively. The Company applied $748 and $1,352 of payments against this liability during the 2012 and 2011 fiscal years, respectively.

13. EMPLOYEE BENEFIT PLANS

a. Profit Sharing Plan—The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering substantially all full-time employees in the United States. The plan may be modified or terminated at any time, but in no event may any portion of the contributions revert back to the Company. The Company's estimated contributions are accrued at the end of each fiscal year and paid to the plan in the subsequent fiscal year. The Company's contributions to the plan were $541 and $367 for fiscal years 2011 and 2010, respectively. The contribution for fiscal year 2012 has not been paid. Contributions are discretionary and may not exceed the amount allowable as a tax deduction under the Internal Revenue Code.

b. Savings Plan—The Company also sponsors a 401(k) savings plan, pursuant to which the contributions of employees of certain subsidiaries were partially matched by the Company in the amounts of $164, $187 and $176 in fiscal years 2012, 2011 and 2010, respectively.

14. COMMITMENTS

The Company conducts certain of its operations in leased facilities, which include several manufacturing plants, warehouses and offices. The leases on facilities are for terms of up to 10 years, the latest of which expires in 2016. Many of the leases contain renewal options for periods ranging from one to ten years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2054.

These non-cancelable leases have the following payment schedule.

Fiscal Year	Amount
2013	$ 2,049
2014	1,903
2015	1,654
2016	1,205
2017	343
Thereafter	4,518
	$11,672

Rental expenses, inclusive of real estate taxes and other costs, were $3,734, $3,067 and $3,046 for fiscal years 2012, 2011 and 2010, respectively.

In addition, the Company has commitments of $157 to purchase equipment for the expansion of its development and manufacturing facility in Newton, Kansas and for its manufacturing facility in Singapore.

15. CONTINGENCIES

a. Litigation—The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

The $1,312 charge in the 39 weeks ended November 28, 2010 related to the closure, in January of 2009, of the Company's Neltec Europe SAS digital electronic materials business unit located in Mirebeau, France included an amount relating to certain employment litigation initiated in France after the closure. See Note 12.

b. Environmental Contingencies—The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties in connection with alleged releases of hazardous substances at four sites. In addition, a subsidiary of the Company has received a cost recovery claim under a state law similar to the Superfund Act from another private party involving one other site.

Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency may be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program.

The insurance carriers who provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at these sites have in the past reimbursed the Company and its subsidiaries for 100% of their legal defense and remediation costs associated with three of these sites.

The total costs incurred by the Company and its subsidiaries in connection with these sites, including legal fees incurred by the Company and its subsidiaries and their assessed share of remediation costs and excluding amounts paid or reimbursed by insurance carriers, were approximately $127, $7 and $1 in fiscal years 2012, 2011 and 2010, respectively. In 2010 fiscal year, the Company reversed an accrual of approximately $835 for environmental remedial response and clean-up costs, which were recorded as reductions to selling, general and administrative expenses for such year, as a result of the Company's conclusion that the likelihood of any liability in connection with such accruals was remote. The recorded liabilities included in accrued liabilities for environmental matters were $0, $9 and $9 for fiscal years 2012, 2011 and 2010, respectively.

Such recorded liabilities do not include environmental liabilities and related legal expenses for which the Company and its subsidiaries have general liability insurance coverage for the years during which the Company's subsidiaries' waste was disposed at three sites for which certain subsidiaries of the Company have been named as potentially responsible parties. Pursuant to such general liability insurance coverage, two insurance carriers have been paying 100% of the legal defense and remediation costs associated with such three sites since 1985. In the 2012 fiscal year fourth quarter, one of such insurance carriers, which had been paying 45% of such legal defense and remediation costs, indicated that it no longer agreed to such percentage. As a result, the Company has commenced litigation against such insurance carrier and a third insurance carrier. Two of the three insurance carriers have filed answers to the lawsuit, and one has asserted counter claims against the Company.

Included in selling, general and administrative expenses are charges for actual expenditures and accruals, based on estimates, for certain environmental matters described above. The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated and when the outcome appears probable. The Company believes that the ultimate disposition of known environmental matters, including the litigation described above, will not have a material adverse effect on the liquidity, capital resources, business or consolidated results of operations or financial position of the Company.

c. Acquisition — As of February 26, 2012, the Company was obligated to pay up to an additional $2,200 over the next two years depending on the achievement of specified earn-out objectives in connection with the acquisition, on April 1, 2008, of substantially all the assets and business of Nova Composites, Inc., a manufacturer of composite parts and assemblies and the tooling for such parts and assemblies, located in Lynnwood, Washington.

16. GEOGRAPHIC REGIONS

The Company is a global advanced materials company which develops, manufactures, markets and sells high technology digital and RF/microwave printed circuit materials principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials, parts and assemblies for the aerospace markets. The Company's printed circuit materials products and the Company's advanced composite materials, parts and assemblies products are sold to customers in North America, Europe and Asia.

Sales are attributed to geographic region based upon the region in which the materials were delivered to the customer. Sales between geographic regions were not significant.

Financial information regarding the Company's operations by geographic region follows:

	Fiscal Year		
	2012	2011	2010
Sales:			
North America	**$ 85,941**	$ 98,865	$ 87,361
Europe	**24,988**	22,441	18,451
Asia	**82,325**	90,346	69,874
Total sales	**$193,254**	$211,652	$175,686
Long-lived assets:			
North America	**$ 35,419**	$ 38,072	$ 40,020
Europe	**395**	444	1,264
Asia	**18,584**	18,333	19,142
Total long-lived assets	**$ 54,398**	$ 56,849	$ 60,426

17. CUSTOMER AND SUPPLIER CONCENTRATIONS

a. Customers—Sales to TTM Technologies Inc. were 15.7%, 16.4% and 11.3% of the Company's total worldwide sales for fiscal years 2012, 2011 and 2010, respectively. Sales to Sanmina-SCI Corporation were 11.5%, 14.6% and 13.7% of the Company's total worldwide sales for fiscal years 2012, 2011 and 2010, respectively. Sales to subsidiaries of Flextronics International, Ltd. were 10.0% and 10.2% of the Company's total worldwide sales for fiscal years 2012 and 2011, respectively.

While no other customer accounted for 10% or more of the Company's total worldwide sales in fiscal years 2012, 2011 or 2010, and the Company is not dependent on any single customer, the loss of a major printed circuit materials customer or of a group of customers could have a material adverse effect on the Company's business or consolidated results of operations or financial position.

b. Sources of Supply—The principal materials used in the manufacture of the Company's high-technology printed circuit materials and advanced composite materials, parts and assemblies are specially manufactured copper foil, fiberglass cloth and synthetic reinforcements, and specially formulated resins and chemicals. Although there is a limited number of qualified suppliers of these materials, the Company has nevertheless identified alternate sources of supply for many of such materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from a principal supplier could adversely affect the Company's business. Furthermore, substitutes for these materials are not readily available, and an inability to obtain essential materials, if prolonged, could materially adversely affect the Company's business. The Company experienced a supply chain issue in Japan as a result of the earthquake and tsunami in Japan in March 2011. Such issue was resolved during the 2012 fiscal year third quarter.

18. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2011, the Financial Accounting Standards Board ("FASB") issued a standard that pertains to the presentation of comprehensive income (ASU No. 2011-05). The guidance in the new standard allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in stockholders' equity. The standard also requires entities to disclose on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net earnings. Although the guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. The guidance will be effective for the Company beginning with the first annual and interim reporting periods beginning after December 15, 2011 and shall be applied retrospectively. The Company does not believe its adoption of the guidance will have an impact on the Company's financial position, results of operations or cash flows.

In September 2011, the FASB issued a standard that pertains to the presentation of Intangibles – Goodwill and Other (ASU No. 2011-08). Under the guidance in the new standard, an entity has the option to first assess qualitative factors to determine whether goodwill impairment exists. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that goodwill impairment exists, then performing the two-step impairment test is unnecessary. The guidance will be effective for the Company beginning with the first annual and interim reporting periods beginning after December 15, 2011; however, early adoption is permitted. The Company does not believe the adoption of the guidance will have an impact on the Company's financial statements.

Selected Quarterly Financial Data (Unaudited)

(Amounts in thousands, except per share amounts)

	QUARTER			
	First	Second	Third	Fourth
Fiscal 2012:				
Net sales	**$ 51,817**	**$ 50,449**	**$ 47,312**	**$43,676**
Gross profit	**15,969**	**14,536**	**12,996**	**11,241**
Net earnings	**7,242**	**7,670**	**5,379**	**3,151**
Basic earnings per share:				
Net earnings per share	**$ 0.35**	**$ 0.37**	**$ 0.26**	**$ 0.15**
Diluted earnings per share:				
Net earnings per share	**$ 0.35**	**$ 0.37**	**$ 0.26**	**$ 0.15**
Weighted average common shares outstanding:				
Basic	**20,723**	**20,741**	**20,754**	**20,764**
Diluted	**20,820**	**20,776**	**20,756**	**20,816**
Fiscal 2011:				
Net sales	$ 59,026	$ 54,505	$ 46,920	$ 51,201
Gross profit	20,163	18,317	14,492	16,929
Basic earnings per share:				
Net earnings per share	$ 0.48	$ 0.46	$ 0.24	$ 0.40
Diluted earnings per share:				
Net earnings per share	$ 0.48	$ 0.46	$ 0.24	$ 0.40
Weighted average common shares outstanding:				
Basic	20,561	20,632	20,636	20,682
Diluted	20,608	20,642	20,674	20,777

Earnings per share are computed separately for each quarter. Therefore, the sum of such quarterly per share amounts may differ from the total for each year.

Management's Annual Report
on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 26, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on management's assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of February 26, 2012.

The independent registered public accounting firm that audited the Company's financial statements included in this Annual Report has issued an attestation report on the Company's internal control over financial reporting. That report appears in this Annual Report under the heading "Attestation Report of Independent Registered Public Accounting Firm".

Safe Harbor Statement

This Report may contain "forward-looking statements", as defined under the Federal Securities Laws, including the Private Securities Litigation Reform Act of 1995. Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements. Generally, you can identify forward-looking statements by the use of words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "goal", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue" and similar expressions or the negative or other variations thereof. Such forward-looking statements are based on current expectations that involve a number of uncertainties and risks that may cause actual events or results to differ materially from the Company's expectations or from results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements. Factors that could cause actual events or results to differ materially include, but are not limited to, general conditions in the electronics and aerospace industries, the Company's competitive position, the status of the Company's relationships with its customers, economic conditions in international markets, the cost and availability of raw materials, transportation and utilities, and the various other factors set forth in Item 1A "Risk Factors" and under the caption "Factors That May Affect Future Results" after Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended February 26, 2012. These and other risks may be detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, its fiscal year 2012 Annual Report on Form 10-K and other SEC filings, copies of which may be obtained from www.sec.gov. The Company is under no obligation to (and expressly disclaims any such obligation to) update any of the information contained herein if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.

Market for the Company's Common Equity

and Related Stockholder Matters

The Company's common stock is listed and trades on the New York Stock Exchange (trading symbol PKE). (The common stock also trades on the Chicago Stock Exchange.) The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the common stock as reported on the New York Stock Exchange Composite Tape and dividends declared on the common stock.

For the Fiscal Year Ended	Stock Price		Dividends
February 26, 2012	High	Low	Declared
First Quarter	**$33.05**	**$27.82**	**$0.10**
Second Quarter	**30.16**	**21.58**	**0.10**
Third Quarter	**30.47**	**19.44**	**0.10**
Fourth Quarter	**32.19**	**25.13**	**0.10**

For the Fiscal Year Ended	Stock Price		Dividends
February 27, 2011	High	Low	Declared
First Quarter	$31.84	$22.96	$0.10
Second Quarter	28.51	22.57	0.10
Third Quarter	29.90	23.62	0.10
Fourth Quarter	33.65	26.79	1.10*

*During the 2011 fiscal year fourth quarter, the Company declared its regular quarterly cash dividend of $0.10 per share in December 2010, and at the same time the Company announced that its Board of Directors had declared a special cash dividend of $1.00 per share, payable December 28, 2010 to stockholders of record on December 16, 2010. The $1.00 per share was paid on December 28, 2010.

As of May 7, 2012, there were approximately 720 holders of record of the Company's common stock.

Attestation Report of Independent Registered Public Accounting Firm

BOARD OF DIRECTORS AND STOCKHOLDERS
PARK ELECTROCHEMICAL CORP.

We have audited Park Electrochemical Corp. (a New York corporation) and subsidiaries' (the "Company") internal control over financial reporting as of February 26, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Park Electrochemical Corp. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of February 26, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Park Electrochemical Corp. and subsidiaries as of February 26, 2012 and February 27, 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 26, 2012 and our report dated May 10, 2010 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York
May 10, 2012

Stock Performance Graph

The graph set forth below compares the annual cumulative total return for the Company's five fiscal years ended February 26, 2012 among the Company, the New York Stock Exchange Market Index (the "NYSE Index") and a Zachs Investment Research, Inc. (formerly Morningstar, Inc., formerly Hemscott, Inc.) index for electronic components and accessories manufacturers (the "Group Index") comprised of the Company and 300 other companies. The companies in the Group Index are classified in the same three-digit industry group in the Standard Industrial Classification Code system and are described as companies primarily engaged in the manufacture of electronic components and accessories. The returns of each company in the Group Index have been weighted according to the company's stock market capitalization. The graph has been prepared based on an assumed investment of $100 on February 23, 2007 and the reinvestment of dividends (where applicable).


$140
120
100
80
60
40
20
0
2007
2008
2009
2010
2011
2012
Park Electrochemical Corp.
Group Index
NYSE Index

	2007	2008	2009	2010	2011	**2012**
Park Electrochemical Corp.	$100.00	$87.43	$59.15	$104.02	$128.04	**$122.61**
Group Index	$100.00	$87.63	$47.71	$ 84.12	$111.14	**$103.73**
NYSE Index	$100.00	$97.55	$51.85	$ 81.20	$ 99.11	**$ 98.94**

Corporate Information

BOARD OF DIRECTORS

Brian E. Shore
Chairman of the Board
Park Electrochemical Corp.

Dale Blanchfield
Former President of Electronics Division
of The Bureau of Engraving Inc.

Lloyd Frank
Of Counsel
Troutman Sanders LLP

Emily J. Groehl
Former Senior Vice President–
Sales and Marketing
Park Electrochemical Corp.

Steven T. Warshaw
Former President and
Chief Executive Officer
M Cubed Technologies, Inc.

CORPORATE OFFICERS

Brian E. Shore
President and Chief Executive Officer

Stephen E. Gilhuley
Executive Vice President–Administration
and Secretary

Christopher T. Mastrogiacomo
Executive Vice President and
Chief Operating Officer

P. Matthew Farabaugh
Vice President and Chief Financial Officer

Stephen M. Banker
Vice President and General Counsel

APPOINTED OFFICERS

Frank Alberto, Jr.
Vice President of Quality Engineering

Anthony W. DiGaudio
Vice President of Marketing and
Sales–Asia

George L. Frantz
Vice President of Information Technology

Steven L. Jolly
Vice President of Facilities Engineering

Margaret M. Kendrick
Vice President of North American
Electronics Operations

Karen Kujawski
Vice President of Human Resources
and Risk Management

W. Douglas Leys
Vice President and Senior Technologist

Gregory B. Westphal
Vice President of Research
and Development

CORPORATE INFORMATION

Executive Offices
Park Electrochemical Corp.
48 South Service Road
Melville, New York 11747
631-465-3600

Annual Meeting
The Annual Meeting of Stockholders will be held at 11:00 a.m. on Tuesday, July 24, 2012 at the offices of Park Electrochemical Corp., 48 South Service Road, Melville, New York.

Form 10-K
A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder, without charge, by writing to the Corporate Secretary at the Executive Offices.

Principal Outside Counsel
Skadden, Arps, Slate, Meagher & Flom, LLP
New York, New York

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
908-497-2300

Stock Listing
New York Stock Exchange
Trading Symbol: PKE

Web Site
www.parkelectro.com

SUBSIDIARIES

Nelco Products, Inc.
Fullerton, California

Nelco Products Pte. Ltd.
Jurong, Singapore

Nelco Technology (Zhuhai FTZ) Ltd.
Zhuhai, China

Neltec, Inc.
Tempe, Arizona

Neltec SA
Lannemezan, France

Park Advanced Composite Materials, Inc.
Waterbury, Connecticut

Park Advanced Product Development Corp.
Tempe, Arizona

Park Aerospace Technologies Corp.
Newton, Kansas

Tin City Aircraft Works, Inc.
Newton, Kansas

PARK
ELECTROCHEMICAL
CORP.

48 South Service Road Melville, NY 11747 Tel: 631-465-3600 Fax: 631-465-3100
www.parkelectro.com